HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 AUG 14 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

BY AIRMAIL

Date: 9 August 2007

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

[redacted]

07025959

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a set of the circular of the Company in relation to the discloseable transaction regarding the acquisition of 88% equity interest in Jianghai Trading Company Limited for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

PROCESSED
AUG 16 2007
THOMSON
FINANCIAL

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

RECEIVED
2007 AUG 14 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DISCLOSEABLE TRANSACTION
ACQUISITION OF 88% EQUITY INTEREST
IN JIANGHAI TRADING COMPANY LIMITED

Financial adviser to Hanny Holdings Limited

VXL FINANCIAL SERVICES LIMITED
卓越企业融资有限公司
(to be re-named as Optima Capital Limited)

9 August 2007

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 3

The Agreement 3

Information on the Target and Jianghai 6

Information on the Jianghai Mining Site 8

Information on the Group 8

Reasons for the Acquisition 9

Effect of the Acquisition on the Earnings and Assets and Liabilities of the Company 9

General 9

Appendix I – Technical Report 10

Appendix II – General Information 43

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Acquisition"	the acquisition of the Sale Interests by the Purchaser from the Vendor in accordance with the terms and conditions of the Agreement
"Agreement"	the conditional agreement entered into on 10 July 2007 between the Vendor and the Purchaser in relation to, among others, the Acquisition
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BVI"	British Virgin Islands
"Company"	Hanny Holdings Limited (Stock Code: 275), a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisition in accordance with the terms and conditions of the Agreement
"Consideration"	the total consideration payable by the Purchaser to the Vendor for the Acquisition, the particulars of which are set out in the section headed "Consideration" in the "Letter From the Board" in this circular
"Director(s)"	the director(s) of the Company
"Excellent Field"	Excellent Field Limited, a company incorporated in Hong Kong on 16 February 2007 and is a wholly-owned subsidiary of the Target, which will acquire 88% interest of Jianghai
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Jianghai"	江海貿易有限公司(Jianghai Trading Co. Ltd.*), a company established under the laws of the PRC in 14 July 1997
"Jianghai Mining Site"	The sand mining site in the Pearl River Mouth Basin, near Humen, Dongguan, Guangdong Province, PRC, as controlled by Jianghai
"Latest Practicable Date"	7 August 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Purchaser"	Widecheer Limited, a company incorporated in the BVI with limited liability and is an indirect wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Interests"	1 share of US$1 each in, and representing the entire issued share capital of the Target

"SFO"	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholders"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target"	Rainbow Plus Limited, a company incorporated in BVI on 3 April 2007, which holds 100% of Excellent Field
"Technical Adviser"	SRK Consulting China Ltd., the technical adviser with appropriate qualification, appointed by the Company to perform technical review on the Jianghai Mining Site
"Technical Report"	technical report prepared by the Technical Adviser, the full text of which is set out in Appendix I to this circular
"US$"	United States dollars, the lawful currency of United States of America
"Vendor"	Ms. Pui Mung Ying, a Hong Kong merchant, who owns 100% of Target; and is an independent third party to the Company, as defined in the Listing Rules
"%"	per cent.

* *for identification only*

The exchange rate of RMB1.00 to HK$1.02 used in this circular is for reference only.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

9 August 2007

To the Shareholders and for information only, to the holders of convertible bonds of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION ACQUISITION OF 88% EQUITY INTEREST IN JIANGHAI TRADING COMPANY LIMITED

INTRODUCTION

The Board announced on 19 July 2007 that on 10 July 2007, the Company entered into the conditional Agreement with the Vendor pursuant to which the Purchaser agreed to acquire from the Vendor 1 share of the Target which represents 100% of the issued share capital of the Target at the Consideration of HK$179 million. Pursuant to the terms of the Agreement, the Target, through its wholly-owned subsidiary, at Completion, will hold 88% equity interest in Jianghai.

The Acquisition constitutes a discloseable transaction for the Company pursuant to Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information regarding the Acquisition.

THE AGREEMENT

Date:

10 July 2007

Parties:

(1) Vendor : Ms. Pui Mung Ying

(2) Purchaser : Widecheer Limited

Jianghai is principally engaged and is licensed to operate in sales of construction sand, and subject to the successful renewal of the relevant sand mining licenses, Jianghai will be licensed to conduct sand mining operation business under the PRC law, therefore the Acquisition is an acquisition of interests in rights of exploitation of natural resources for the purposes of Chapter 18 of the Listing Rules.

The Directors are aware that the Target does not hold 88% of interest in Jianghai at present, however, it is a condition to the Agreement that the Target or Excellent Field first becomes the holder of 88% interest in Jianghai; therefore Acquisition will not proceed if the Target or Excellent Field fails to become the holder of 88% interest in Jianghai as well as if the Company is not satisfied with the due diligence performed by them on the Target, Excellent Field or Jianghai.

As confirmed by the Vendor to the Company under the Agreement, the Vendor is independent of and is not connected with the Company and its connected person, as defined in the Listing Rules.

Consideration

Under the Agreement, the Consideration of HK$179 million is to be satisfied by cash in the following manner:

1. HK$50 million payable by the Purchaser to the Vendor as deposit (the "Deposit") on signing of the Agreement. The Deposit together with interest shall be refunded to the Purchaser if the Agreement cannot be completed due to the default of the Vendor. As at the Latest Practicable Date, the Deposit has been paid to the Vendor; and

2. Remaining Consideration of HK$129 million payable by the Purchaser to the Vendor on or within 3 days after completion of the Agreement.

The Consideration of HK$179 million was determined after negotiations between the Company and the Vendor taking into consideration the estimated reserves of sand resources, mining capacity per annum, current market price of sand and the estimated mining period for Jianghai Mining Site. Therefore, the Consideration is calculated as follows: 2,000,000 m^3 per annum (being the estimated capacity of mining rights per year) x RMB10 (being the estimated net fee to be received per cubic meter) x 88% (equity interest in Jianghai upon Completion) x 10 years (being the estimated mining period for Jianghai Mining Site) = RMB176 million (equivalent to approximately HK$179 million).

As per the Technical Report prepared by the Technical Adviser, the potential mining life of Jianghai Mining Site of the currently known deposits is approximately 30 years, based on mining capacity, estimated sand reserve and estimated sand recovery. In light of the above, the Directors consider that an estimated mining period of 10 years is a fair basis for the calculation of the Consideration. Furthermore, it is a term of the Agreement that if the relevant licences cannot be renewed for any of the years 2008, 2009 and 2010, the Consideration will be fully returned to the Company. In addition, the Consideration was finalized as a result of a prolonged negotiations between the Company and the Vendor which the Directors consider this is the best outcome for the transaction. The Directors have also made reasonable enquiries with the PRC legal adviser in relation to the renewal of the relevant licenses and is considered as normal business procedures for sand mining companies. Therefore, the Directors consider that the basis for determination of Consideration and risk level is acceptable to the Company.

The Consideration will be funded by internal resources of the Group. The Consideration was determined after taking into consideration factors including the present price of construction sand and the estimated amount of sand reserves of the Jianghai. The Consideration was reached after arm's length negotiations between the parties to the Agreement. The Directors (including independent non-executive Directors) consider that the terms of the Acquisition and the Consideration are on normal commercial terms and fair and reasonable. Details of the estimated amount of the sand reserves of the Jianghai are set out in the paragraph headed "Information on the Target and Jianghai" below.

Conditions precedent

Completion of the Acquisition is subject to the following conditions precedent:

1. Vendor shall procure to deliver to the Purchaser the consent from the shareholders of Jianghai in relation to the Acquisition and the waiver of first right of refusal to transfer of shares in Jianghai;

2. Purchaser being satisfied with the result of the financial, legal and business due diligence review exercise conducted on the Target, Excellent Field and Jianghai;

3. Information provided by the Vendor in relation to the Target, Excellent Field or Jianghai remains true, accurate and complete;

4. Jianghai obtained the relevant government regulatory authority for its conversion into a sino foreign joint venture and the registration of the Target or Excellent Field as holder of 88% interest in Jianghai;

5. Purchaser obtained a legal opinion to its satisfaction that the Target is properly incorporated in the BVI and Excellent Field is incorporated in Hong Kong are both validly existing;

6. Purchaser obtained a legal opinion that Jianghai is incorporated in the PRC, its registered capital has been fully paid up and holding valid license and permit for its sand mining operation;

7. No representation or warranties have been breached as at the date of the Agreement that may have material impact to the value of the Target, Excellent Field and Jianghai;

8. Vendor provide relevant legal documents to demonstrate that Jianghai held the right of sand mining in Neilingding Fairway, about 2km east of Nansha Port and about 10km west of Shenzhen Airport, the coordinates are (113°41'29" E, 22°40'14" N), (113°42'42" E, 22°40'17" N), (113°42'07" E, 22°38'17" N), (113°43'18" E, 22°38'17" N) and such right shall not be expired on or before 1 July 2008.

The Purchaser has the right to waive in writing any of the conditions mentioned above. If the conditions mentioned above have not been fulfilled in full (or, where applicable, waived by the Purchaser in writing) on or before 31 October 2007 or such later time and date as the Purchaser and the Vendor may agree in writing, the Purchaser shall have the right to terminate the Agreement by serving a notice in writing to such effect on the Vendor. Upon the termination of the Agreement for the above reason, all deposit paid by the Purchaser to the Vendor shall be refunded together with the interest accrued and none of the parties shall have any claims against the other parties (other than in respect of any antecedent breaches) under the Agreement.

INFORMATION ON THE TARGET AND JIANGHAI

The Target is an investment holding company incorporated in BVI and whose entire issued share capital is ultimately beneficially owned by the Vendor. The Target is an investment holding company and, through its wholly-owned subsidiary, Excellent Field, upon Completion, will hold 88% interest in Jianghai. Jianghai is currently 88% owned by Ms. Han Ying Fei*, 8% owned by Ms. Huang Li Ping* and 4% owned by Mr. Lang Chen*, all of them are independent and are not connected with the Company and its connected person, as defined in the Listing Rules. Since there is no direct business relationship between the Company and Ms. Han Ying Fei* and the Company was informed that Jianghai is currently under restructuring of which the vendor will acquire 88% interest in Jianghai from Ms. Han Ying Fei*, therefore, the Directors consider that entering the agreement directly with the Vendor is in the interest of the Company and the Shareholders as a whole.

Jianghai is principally engaged and is licensed to operate in sales of construction sand, and subject to the successful renewal of the relevant sand mining licenses, Jianghai will be licensed to conduct sand mining operation business under the PRC law. Prior to the expiration of the relevant sand mining licenses, Jianghai held the legal procedural documents for sand mining rights in the mining area on the south side of the Pearl River Mouth Basin waterway which is about 2.0km to the east of Nansha Port. The legal procedural documents which Jianghai held include (i) the Sea Area Use Certificate approved by the State Oceanic Administration (No.061100033, in July 2006); and (ii) the River Channel Sand Mining License approved by the Water Conservancy Administration Bureau of Guangdong Province (No. 2005 037, in November 2005), which allows a mining capacity of approximately $2,000,000m^3$ per annum. It was informed by the Vendor that Jianghai has completed the application for renewal of the above licenses and is pending for the issuance of the licences by the government authority. A PRC legal opinion in relation to whether Jianghai has obtained all necessary licenses for sand mining operation business will be obtained as a condition to the Completion. It was also informed by the Vendor that the License for Operation on the Surface Water and Under Water will be automatically renewed on a quarterly basis if the Company possesses both the River Channel Sand Mining License and Sea Area Use Certificate. However, if the Company only has either one of the licenses, government authority will issue the License for Operation to the Surface and Under Water on a discretionary basis, please see the following table for further information:

License/ Certificate Type	License No.	Issue Date	Date for renewal	Annual Fee *(RMB)*
River Channel Sand Mining License	2005 037	November 2005	November 2006	NIL
Sea Area Use Certificate	061100033	July 2006	July 2007	1.8 million
License for Operation on the Surface Water and Under Water	穗海事工准字 A07第056號	1 June 2007	13 July 2007	NIL

Upon the successful renewal of the relevant sand mining operation licenses, Jianghai will be responsible for the application and the provision of the Sea Area Use Certificate and River Channel Sand Mining License. At present, Jianghai does not intend to carry out any sand exploration activities by itself but does not exclude the possibility of conducting sand exploitation activities in the future. The current business plan is for Jianghai to lease out the sand mining rights to other third parties who will carry out the sand exploitation activities in Jianghai Mining Site. In return, Jianghai will receive a fee based on the volume of sand exploited by the third parties.

Under the PRC laws, specific approvals are required to obtain for sand mining operation and such approvals are valid for one year and are subject to renewal on an annual basis. The approvals for granting the licenses are subject to local policy and/or other relevant regulations in relation to environmental protection, natural resource protection concern etc.

Under the Agreement, if Jianghai fails to obtain any of the relevant licenses from 2008 to 2010 for the sand mining rights, all monies paid by the Purchaser to the Vendor deduct any monies received by the Purchaser from the Target shall be refunded by the Vendor to the Purchaser within 5 business days after the receipt of the written notice from the Purchaser. In such circumstances, the Purchaser will arrange for the transfer to the Vendor of 100% of the total issued share capital of the Target at a nominal value of HK$1, subject to any applicable legal requirements.

The Company has sought preliminary consultation with the PRC lawyer in relation to the abovementioned licenses/permits. The Company has conducted due diligence review on Jianghai and Jianghai Mining Site and will continue to conduct such review. It is a condition to Completion that the Company must be satisfied with the results of due diligence and that a PRC legal opinion in relation to the validity the relevant licenses is obtained.

Financial information on the Target and Jianghai

The Target was recently incorporated on 3 April 2007 and therefore, no audited financial statement is available. Upon Completion, the Target will be a wholly-owned subsidiary of the Company and the financial results will be consolidated into the Company's financial statements. As far as the Company is aware, the principal assets of the Target is the sand mining rights. The total Consideration for 100% of the issued share capital of the Target is HK$179 million and will be satisfied in cash.

The unaudited net asset value of Jianghai at 31 March 2007 amounted to approximately RMB1.42 million while the unaudited profit recorded for the 12 months ended 31 March 2007 amounted to approximately RMB0.92 million. Upon Completion, Jianghai will be 88% directly or indirectly owned by Target; and its results will be consolidated into the Company's financial statements.

The aggregate net profits attributable to Target for the two financial years ended 31 March, 2006 and 2007 are as follows:

	2007 *RMB*	**2006** *RMB*
Unaudited net profits before taxation and extraordinary items	923,853	0
Unaudited net profits/(loss) after taxation and extraordinary items	923,853	0

Funding requirements

Jianghai has completed the renewal of the relevant sand mining operation licences and is pending for the issuance of the licenses by the government authority. At present, Jianghai does not intend to carry out any sand exploration activities, however, if Jianghai decides to conduct sand exploitation activities in the future, the Company will expect a further fixed asset investments of approximately RMB50 million to commence the operation.

It is currently expected that for the two years following the date of this circular (assuming that the Completion will take place), the Group will have to pay the outstanding Consideration in the sum of HK$129 million in cash. Taking into account the present internal financial resources of the Group and the cash to be generated from the Group's business activities, it is estimated that the Group will have a net cash inflow for each of the subsequent two years.

INFORMATION ON THE JIANGHAI MINING SITE

The Jianghai construction sand project sites are located within the Pearl River Mouth Basin, near Humen, Dongguan, Guangdong Province. It is a modern marine deposit basin with fluvial deposition, delta deposition and shore deposition currently occurring. The sand layer which is developed for building is the fluvial sediment. According to the Technical Report prepared by the Technical Adviser, the main strata in the basin from top to bottom are:

- Sludge: Shore sediment, blackish-gray, saturated, flow plastic, with oyster shell and humic material, and there is little quartz sand in middle and lower strata. The thickness of sludge is not uniform, normally 3.67m to 12.8m, in some parts over 15m.

- Sandy clay: shore sediment, brownish-gray or yellowish-gray and gray, high viscosity, saturated, soft plastic or rigid plastic. It occurs in layers and lens and its distribution is not uniform.

- Medium coarse sand: fluvial sediment of delta facieses, the main layer of sand for building, blackish gray, gray or yellow gray, saturated, loose, high sorting degree.

- The layer thickness is not uniform, ranging from 7m to 39m and in some places inter-bedded with clay or fine sand layers.

- Granite residual soil: weathered residual soil of granite base, yellowish-brown or greyish-brown and light reddish-brown, plastic, and consisting of clay, quartz and some feldspar. The thickness of residual soil is unclear.

Mineral Resources

In January 2007, Jianghai drilled nine holes in order to prospect the resource of construction sand and estimated the resource. The Marine Environmental Engineering Center of the South Sea Ocean Institute*, a Chinese Academy, conducted the prospecting of the Jianghai project site by geophysical and drilling methods. The formula used in estimating the resource is:

$$V = S \cdot H$$

in which V is the resource of sand (m^3);
S is the block area of the sand body estimated; and
H is the average thickness of the sand body.

In the estimation, the resource of the medium coarse sand was estimated but the fine sand was not included. The thickness of the sand bed was calculated by the arithmetic average method and the area of sand bed distribution was measured polygonal method. As per the Technical Report prepared by the Technical Adviser, the total amount of sand resource estimated for building (coarse – medium sand) is approximately **40,000,000 m^3.**

INFORMATION ON THE GROUP

The Company is an investment holding company which is principally engaged in trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including (i) a subsidiary, of which shares are listed on the Australian Securities Exchange; (ii) a subsidiary, of which shares are traded on the OTC Bulletin Board in the United States of America; (iii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iv) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

REASONS FOR THE ACQUISITION

As the Jianghai Mining Site has abundant reserve of construction sand according to due diligence carried out by the Company, the Directors consider that it is desirable to expand the Group's business into those containing construction sand reserves. The Directors believe that with the growth of the PRC economy, the consumption of construction sand which is principally used in all types of house, factories, and general engineering works, including road works, house foundations, site development, surface dressing, concrete, rooftiles and building blocks and bricks etc. will continue to rise in the near future. The Directors also believe that such Acquisition can strengthen and integrate with the existing business of holding vessels for sand mining upon securing a stable supply of construction sand reserves from Jianghai. The Group currently has 5 staff who have experience in the sand mining related operation and upon the Completion, the Group will have 4 more experienced staff principally focused on the operation in Jianghai Mining Site. The management is confident that the Group has sufficient resources for the new Acquisition and subject to human resources capacity, the Company will hire more professionals in such operation. The Directors therefore believe that the Acquisition can bring a diversified portfolio and good future prospect to the Group. The Directors (including independent non-executive Directors) consider that the terms of the Acquisition are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

EFFECT OF THE ACQUISITION ON THE EARNINGS AND ASSETS AND LIABILITIES OF THE COMPANY

The total Consideration for the Acquisition will be satisfied in cash from the Group's internal resources. At Completion, the Company will become the sole shareholder of the Target and through the Target's wholly-owned subsidiary, the Company will hold 88% equity interest in Jianghai. As a result, Jianghai will be consolidated into the accounts of the Company. The Company considers that the Acquisition does not have any immediate effect on the assets and liabilities of the Company. The Acquisition is not expected to have any significant impact on the earnings of the Company in short-term but is expected to improve the profitability of the Company in long-term.

GENERAL

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

* *for identification only*

The following is the text of the technical report prepared by SRK Consulting China Ltd., for the purpose of inclusion in this circular, in respect of the estimated resources of sand of the Jianghai Mining Site.

SRK Consulting
Engineers and Scientists

9 August 2007

The Directors
Hanny Holdings Limited
31st Floor, Bank of America Tower,
12 Harcourt Road, Central,
Hong Kong

Dear Sirs,

INDEPENDENT TECHNICAL ADVISER REPORT

Hanny Holdings Limited ("Hanny") is a company listed on The Stock Exchange of Hong Kong Limited and is assessing the Jianghai construction sand project. The following report summarises the findings of an independent technical and economic assessment of certain sand mining tenements and dredges operating by Jianghai Trading Co., Ltd at the Jianghai construction sand project in the Pearl River Mouth Basin, Dong Guan City, Guangdong Province. The report has been prepared by SRK Consulting China Ltd., located at Level 14, Cofco Plaza, No.8 Jianguomennei Dajie, Dongcheng District, Beijing China 100005.

The purpose of this report is to provide an independent technical assessment of the Jianghai sand mining tenements. The report may be included in documents to be issued by Hanny to The Stock Exchange of Hong Kong Limited. This report has been prepared in accordance with the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited, in particular Chapter 18.

The report dated May 2007 is the only report provided by SRK in relation to the Jianghai project.

SRK's Independence

Neither SRK nor any of the authors of this Report have any material present or contingent interest in the outcome of this report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK. SRK has no shareholding in Hanny or the company which holds the sand mining licenses. SRK has no prior association with Hanny in regard to the sand project that are the subject of this Report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting it independence. SRK's fee for completing this Report is based on its normal professional daily rates plus reimbursement of incidental expenses. The payment of that professional fee is not contingent upon the outcome of the report.

Scope of Work

The findings in this report are based on information gathered prior to and during site inspections made to the project area by SRK personnel and on information subsequently supplied to SRK through E-mail or Facsimile messages or various telephone conversations. During site inspections, SRK personnel held detailed and open discussions with site personnel at the Jianghai project.

SRK conducted investigations into and has reported upon various technical areas including geology and resource estimation, resource and reserves estimation, processing, environmental and social aspects, statutory requirements including tenement boundaries, company management methods and structure, operating costs and capital investments.

Resources and Reserves

SRK has carried out a high-level review of the resources and reserves as estimated by the Ocean Engineering Centre of South Sea Ocean Research Institute of China Academy of Science ("Ocean Engineering Centre" 中國科學院南海海洋研究所海洋工程中心). The resources and reserves estimates are one of the input parameters used for the preparation of this report. The resources and reserves estimates were reported in accordance with the requirements of the Chinese system. SRK is satisfied that the resources and reserves have been calculated in adherence to requirements as prescribed by the governing state committee for resources at particular stages of project development. These conventional methods have generally been applied conservatively and to the required standard of diligence.

It is SRK's opinion that the current individual estimates are reliable and represent a reasonable global estimate of the relevant Mineral Resources although they are not in full compliance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code") standard. The JORC Code requires vigorous recording of mineral deposit sampling, assaying, check calculations and resource estimates. This type of information is usually recorded in a digital form in a computerised database, which allows for rapid checks to be made by a third party. Therefore an independent report on mineral resources under the standards of the JORC Code requires a review of all aspects leading to the resources and reserves estimate including a review of the sample collection methods and quality control of those sampling procedures, assaying results and verification by check assays and blank samples and resource estimates by several methods to ensure applicability of the adopted estimation method. If any of these steps cannot be investigated thoroughly, the technical adviser is required under the JORC Code to state the reason why the resources and reserves estimate does not meet the JORC Code standard.

Many PRC mining companies, including Jianghai Trading Co., Ltd, do not have a tradition of keeping geological sampling quality control records to the same standard used in western countries and therefore do not have duplicate samples to allow checking of assay results. The traditional Chinese recording system is based on paper reports, not digital records or databases and often uses geological sections drawn on paper.

The procedures adopted by SRK were to review the resources and reserves estimates provided by Jianghai Trading Co., Ltd and to review the estimation methods used by the Ocean Engineering Centre.

Reporting Standard

The following report has been prepared to the standard of, and is considered by SRK to be, a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code is the code adopted by the Australasian Institute of Mining and Metallurgy and the standard is binding upon all AusIMM members. The Valmin code incorporates the JORC Code for the reporting of Mineral Resources and Ore Reserves. It is SRK's opinion that the report is prepared in accordance with international reporting standards for mineral resources and ore reserves.

In comparing Hanny's practice against the international best practice, SRK has made comparisons in the report which are qualitative in nature. In the case of quantitative comparison, sources of data are provided. This report is not a Valuation Report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this report do include product prices, socio-political issues and environmental considerations, however SRK does not express an opinion regarding the specific value of the assets and tenements involved.

Consents

SRK consents to this Report being included, in full, in the Hanny submission to the Stock Exchange of Hong Kong Limited, in the form and context in which the technical assessment is provided, and not for any other purpose. SRK provides this consent on the basis that the technical assessments expressed in the individual sections of this Report are considered with, and not independently of, the information set out in the complete Report and the Cover Letter.

Yours Sincerely,
SRK Consulting

Dr Yonglian Sun
Managing Director
SRK Consulting China Ltd

EXECUTIVE SUMMARY

Introduction

Hanny Holdings Limited ("Hanny") is a company whose share are listed on The Stock Exchange of Hong Kong Limited ("HKSE") and is assessing the Jianghai construction sand mining site in the Pearl River Mouth Basin, Dong Guan City, Guangdong Province, China ("the Project"). Hanny requested SRK Consulting China Ltd ("SRK") to provide an Independent Technical Assessment report which may be disclosed publicly in compliance with the requirements of the rules governing the listing of securities on HKSE.

Summary of principal objectives

SRK's objective was to review all relevant technical aspects of the construction sand mining site in the Pearl River Mouth Basin to provide Hanny with a clear understanding of the geology, resources/ reserve, development and environmental aspects of the Project, and to providing recommendations for further exploration/development. SRK was required to provide an independent report which may be used privately or publicly to assist with possible fundraising, and decision-making, and this report may be disclosed publicly in compliance with the requirements of the rules governing the listing of securities on HKSE.

Outline of work program

The work program involved two phases;

Phase 1 – Travel to Zhuhai and then Dong Guan, Guangdong Province, inspection of the construction sand mining site and, interviews with the staff of the sand mining company, preparation of a draft report and return travel to Beijing; and

Phase 2 – Completion of a draft report, copying to Hanny for review and then finalisation of the report.

Results

Overall

The Jianghai construction sand project site was inspected and reviewed by SRK and is considered by SRK to be attractive sand resources for the building industry. The site had abundant resources and a simple development requirement. The sand mining by Jet Dredger is simple and well suited to the conditions and the mining sites do not need infrastructure construction. The current demand for construction sand is strong and extensive in the surrounding cities, such as Hong Kong, Shenzhen and Guangzhou. There is considerable potential for additional amounts of resources within the Project site and the surrounding region. To date areas smaller than the extent of the permits have been explored and geological investigations, sand particles size determinations and mineralogical assays have been limited resulting in resource estimates in the lowest category of confidence. There is no international standard for construction sand exploration; however SRK recommends that additional boreholes and sampling be conducted to provide more detailed knowledge of the sand deposits available.

Assaying of the additional sand samples should be conducted in order to better understand the sand types and the grain size distribution. This knowledge has the potential to improve and increase the usable area and possibly allow an increase in the market price of the sand product.

Geology and Mineralogy

Regional Geology

The Jianghai construction sand project site is located within the Pearl River Mouth Basin, which is a modern marine deposit basin with fluvial deposition, delta deposition and shore deposition currently occurring. The sand layer which is developed for building is the fluvial sediment. The main strata in the basin from top to bottom are:

- Sludge: Shore sediment, blackish-gray, saturated, flow plastic, with oyster shell and humic material, and there is little quartz sand in middle and lower strata. The thickness of sludge is not uniform, normally 3.67m to 12.8m, in some parts over 15m.

- Sandy clay: shore sediment, brownish-gray or yellowish-gray and gray, high viscosity, saturated, soft plastic or rigid plastic. It occurs in layers and lens and its distribution is not uniform.

- Medium coarse sand: fluvial sediment of delta facieses, the main layer of sand for building, blackish gray, gray or yellow gray, saturated, loose, high sorting degree. The layer thickness is not uniform, ranging from 7m to 39m and in some places inter-bedded with clay or fine sand layers.

- Granite residual soil: weathered residual soil of granite base, yellowish-brown or greyish-brown and light reddish-brown, plastic, and consisting of clay, quartz and some feldspar. The thickness of residual soil is unclear.

Geological condition of Jianghai project site

The sedimentary layers in the mining site controlled by Jianghai Trading Co. Ltd. are as follows:

- Sludge: brownish-grey, blackish-gray, saturated, plastic flow, bearing humus, the sludge has a consistent distribution, with a thickness of 5.1m to 9.4m and averaging 6.8m.

- Fine sand: yellowish-gray, saturated, loose, well sorted and a normal gradation. The fine sand is distributed with a minimum thickness of 2.8m and a maximum of 5m. The average thickness is 3.9m.

- Silt clay: brownish-gray, saturated, soft plastic, bearing silt and shell. It is inconsistently distributed, with a minimum thickness of 2m, a maximum thickness of 4.3m, and an average thickness of 4m.

- Medium and coarse sand: gray and yellowish-gray, saturated, loose, poorly sorted and high degree of gradation. It is consistently distributed, with an average thickness of 23.7m, a minimum of 18.9m and a maximum thickness of 28.8m.

- Clay and silt clay: gray and yellow- gray, plastic, mainly consisting of clay minerals with high viscosity. The distribution of clay is not uniform, and the thickness averages 2.68m.

- Silt clay: yellowish-gray, rigid plastic and mainly consisting of clay and quartz, which is weathered granite residual soil.

- Underlying the silt clay is a granite base.

Mineralogy

As the sand is used primarily for land creation and building, the company considers it not very important to understand the mineral composition of the sand beds. There is no apparent demand or requirement to characterize the mineral composition of construction sand. The Jianghai sand product has been described as river sand of fine aggregate at Zone "M" in compliance with **BS 882: 1992** (now replaced by BS EN 12620: 2002).

Based on the test results and standards, the sand product has good quality and is suitable for use in all types of house, factories and general civil engineering works, including roadworks, house foundations, site development, surface dressing, concrete, rooftiles and building blocks and bricks, etc.

Resources

The total resource in the Jianghai Project of sand for building is shown in the following table.

Controlling company	**Sand deposit name**	**Volume (m^3)**
Jianghai Trading Co. Ltd.	Mining area	46,693,351

Mining (development)

The Jianghai construction sand project site is situated within the Pearl River Mouth, an area close to Hong Kong, Shenzhen and Guangzhou, all of which are growing cities with a current strong demand for construction sand. The sand resources contained in the tenement controlled by Jianghai therefore have a strong market potential. The medium coarse sand bed has not undergone sedimentary rock formation processes, and therefore required little processing. The mining method using Jet Dredgers at the mining operations is well suited to the purpose and efficient. The potential mine life of the currently known deposits is of the order of 30 years, based on the mining capacity authorized. The current estimated recovery of sand is 40% to 50%. The mining duration may be shorter if the output increases or the recovery decease.

Environmental

The project sites and dredges reviewed in this report were all basically well run operations in terms of environmental protection and management. No adverse impacts were observed during the site visit or cited as part of the document review.

The Jianghai project site inspected by SRK has the necessary licenses and permits to conduct dredging operations. The three dredge boats and office/administration boat used at the Jianghai site are currently correctly licensed to operate according to Chinese legislative requirements.

While sand mining operations possessing the required licenses and permits is an indication of environmental legislative compliance, no site environmental assessments and governmental approvals have been provided for review. Annual Monitoring Report was not provided for review.

Overall, the sand mining operations were observed to be sound environmentally managed projects. Dredge boat protocols and procedures for preventing pollution to the environment were seen to be in place and well managed.

Social and Community

There is no significant community nearby the Jianghai sand mining operation site except for a few fishermen living on boats. Locals from the general area are also employed by the operation creating further benefits for the region.

The Project area's surrounding use is predominantly fishing, other dredging operations, marine navigation and port activities.

No records of public complaints in relation to the activities at the Project were cited as part of this review.

Operating cost

SRK did not obtain and review the market price, production costs and sales data for the Jianghai sand mining operations in detail. Based on the information provided by the local manager of the Project it has been implied that the mining operation is profitable.

For the mining operations, the capacity of the bigger Jet Dredger is about 3000m^3/hour in design and 2000m^3/hour in practice, and for the smaller Jet Dredger is about 1000m^3/hour in practice. The price of loading sand into sand barges is 30yuan (RMB)/m^3 and the sand production cost is more than 10yuan/m^3(RMB) at present (as stated by the staff and managers of the sand mining companies). The market price in Hong Kong is about 50-60 Hong Kong dollars/m^3 (CIF-Cost Insurance and Freight). The fee for the Sea Area Use is 7500yuan RMB/ha./annum (at present), and the Mineral Resource Fee is 2% of the turnover.

TABLE OF CONTENTS

Executive Summary 13
Table of Contents 17
List of Figures 18
List of Tables 18
Disclaimer 19

1 **Introduction** 20

2 **Background and Brief** 20
- Background of the Project 20
- Scope of Work 20

3 **Objectives and Work Program** 20
- Program Objectives 20
- Purpose of the Report 20
- Reporting Standard 20
- Work Program 21
- Project Team 21
- Statement of SRK Independence 22
- Indemnities 22
- Forward-Looking Statements 23

4 **Introduction** 23

5 **Geological and Mineral Inventory Assessment** 24
- Regional geology 24
- Geological Conditions of Project Sites 24
- Mining area controlled by Jianghai Trading Co., Ltd. 24
- Mineralogy and Specification 26
- Test Result Summary and Quality Control 27
- Resources estimate 28
- Resource of the mining area of Jianghai Trading Co., Ltd. 28
- Total resources of construction sand in Jianghai project site 28
- Potential of further exploration 29
- License/Permit and Approval 29

6 **Mining Assessment** 30
- Mining Method 30
- Mining period 31

7 **Environmental Assessment** 32
Introduction 32
Project Location and Description 32
Environmental Review Objective 33
Environmental Review Scope and Standards 33
Summary of Environmental Findings 33
Methodology 33
Available Information 33
Summary of Environmental Aspects and Management 35
Legislative Background 36
Environmental Impact Assessments and Approvals 37
Area Disturbance and Rehabilitation 38
Hazardous Materials 38
Air Emissions 38
Dust Generation 38
Gas Emissions 38
Greenhouse Gas Emissions 38
Waste Management 39
Waste Oil and Oily Waste Water 39
Solid wastes 39
Sewage 39
Contaminated Sites Assessment 39
Evaluation of Environmental Risks 40
Site Rehabilitation & Closure Plan 40
Conclusion 40

8 **Social Assessment** 41
Social and Community Interaction 41
Cultural Heritage 41

9 **Project Conclusions and Recommendations** 42

10 **References** 42

LIST OF FIGURES

Figure 4-1: Location of Sand Project Site of Jianghai Trading Co. Ltd 23
Figure 5-1: Sedimentary Layers in Mining Area of Jianghai Trading Co. Ltd 25
Figure 5-2: Contrast of Areas Estimated at Jianghai 26
Figure 6-1: The Jet Dredge (Number D138) 30
Figure 6-2: The maintenance for extending the suction pipes 30
Figure 6-3: Jianghai administration and monitoring boat at the site 31
Figure 6-4: Sand dredging operation at the site of Jianghai Trading Co. Ltd 31

LIST OF TABLES

Table 3-1: SRK Project Team 21
Table 5-1: Result of BS Sieve Analysis for Jianghai Sand Samples 26
Table 5-2: Grading of fine aggregate from BS 882 27
Table 5-3: The Test Result Summary for Jianghai Sand Samples 27
Table 5-4: Total resources controlled by Jianghai Trading Co. Ltd 28

DISCLAIMER

The opinions expressed in this report have been based on the information supplied to SRK by Hanny Holdings Limited and Jianghai Trading Co. Ltd. The opinions in this report are provided in response to a specific request from Hanny Holdings Limited to do so. SRK has exercised all due care in reviewing the supplied information. Whilst SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.



1 INTRODUCTION

Hanny Holdings Limited ("Hanny") is a company listed on The Stock Exchange of Hong Kong Limited ("HKSE") and is assessing the Jianghai construction sand project in the Pearl River Mouth Basin, Dong Guan City, Guangdong Province, China ("the Project"). Hanny requested SRK Consulting China Ltd ("SRK") to provide an Independent Technical Assessment report which may be disclosed publicly in compliance with the requirements of the Rules Governing the listing of Securities on HKSE.

2 BACKGROUND AND BRIEF

2.1 Background of the Project

Hanny commissioned SRK to review and report on the Jianghai construction sand project in the Pearl River Mouth Basin, Dong Guan City, Guangdong Province. SRK has reviewed a geological report which estimated the sand resource. Sand dredging operations are currently taking place on the Jianghai site.

2.2 Scope of Work

The scope of work included SRK reviewing all technical aspects of the Project including geology, resource, development and environmental issues. The scope of work also requested SRK to prepare an independent technical review report which includes coverage of geology, resource/ reserves, development and environmental issues and providing recommendations for further exploration and development of the Project. SRK was required to provide an independent report which may be used privately or publicly to assist with possible fundraising, and decision-making, and this report may be disclosed publicly in compliance with the requirements of the rules governing the listing of securities on HKSE.

3 OBJECTIVES AND WORK PROGRAM

3.1 Program Objectives

The objectives of the program were to complete the scope of work by reviewing the data available, participating in a site visit and providing Hanny with both verbal feedback and a written Independent Technical Assessment Report.

3.2 Purpose of the Report

The purpose of the SRK report is to provide Hanny and potential investors with an Independent Technical review and report of the construction sand project and its potential for further exploration and development.

3.3 Reporting Standard

This report has been prepared to the standard of and is considered by SRK to be, a Technical Assessment Report under the guidelines of the Valmin Code. The Valmin Code incorporates the Joint Ore Reserves Committee ("JORC") Code for the reporting of Mineral Resources and Ore Reserve and is binding upon all members of the Australasian Institute of Mining and Metallurgy ("AusIMM").

This report is not a Valuation Report (as defined in the Valmin Code) and does not express an opinion as to the value of mineral assets. Aspects reviewed in this report include socio-political issues and environmental considerations; however SRK does not express an opinion regarding the specific value of the assets involved.

3.4 Work Program

The work program included the following:

- A review of data prior to the project site visit,
- Conducting of a site inspection of Jianghai sand project,
- Discussions with the operational and managerial staff of Jianghai Trading Co. Ltd, the sand mining company,
- Reviewing of all technical aspects of the Project, including geology, resources, developmental and environmental issues based on the site inspection and the information provided and,
- Preparation of a draft report on the technical aspects of the Project,
- Provision of the draft report to Hanny for comment,
- Completion and submission of the final report.

3.5 Project Team

The SRK project team and their duties for this project are shown in the following table.

Table 3-1: SRK Project Team

Consultant	Title and Responsibility
Dr Bielin Shi	Principal Consultant / Team Leader, Coordinator.
Qingtang Yang	Senior Geologist / Geology and Resource Review.
Andrew Lewis	Environment Engineer / Environment Issues / Editor.
Mike Warren	Principal Consultant, Project Evaluation / Peer Review and Quality Control.

Dr Bielin Shi, ***PhD, MAusIMM, Member of Geostatistics Association of Australia,*** is a Principal Consultant with a specialty of geology and mineral resource estimation. He has over 26 years exploration geology and mining industrial experiences in the fields of economic geology, mining geology and applied geostatistics. Bielin has extensive prior experience in geology, variography and resource estimation for numerous metal ore projects. He provides consulting services in the application of specialised geostatistical techniques in the field of mineral resource evaluation, and has been involved in a wide variety of geological and geostatistical studies including gold, iron ore, tin-tungsten, copper, nickel-cobalt and platinum group metals (PGM). His work has also included reviews of resources for several gold copper and iron ore mines, providing clients with an assessment of confidence levels and identified opportunities for significant improvements. Dr. Shi was responsible for the review of geology and resources, and is the nominated Qualified Person for geology and mineral resource estimation for this project. Bielin was the project manager of the SRK project.

Yang Qingtang, ***Senior Geologist.*** Mr. Yang was graduated from China Petrol University in 1976 and trained in the geological training session in Beijing University in 1979. He has been worked in the Geological Institute of Chemical Minerals under the Ministry of Chemical Industry for over 20 years in the study and field exploration of chemical mineral resources. He also worked in the Geological Mining Bureau under the same Ministry for about 10 years specialized in the design assessment of exploration program and assessment and evaluation of geological report. Mr. Yang has excellent experience in geological exploration, geological research and resource evaluation. From 1997-1998, he was working in a gold mine in Bolivia. Since 2005, he has taken part in exploration geology and management for projects of "CIC gold exploration program in Sanrengou property Lixian, Gansu Province" and "Technical review of Hematite ore with high phosphorous in Yichang Region, Hubei Province". Mr yang has involved in the project recently of "Technical Review Report on Sandawan Poly-metallic Prospect" in Sichuan Province.

Andrew R. Lewis ***(Environmental Engineer),*** Graduated from Griffith University with a BSc in Environmental Sciences in 1998. Andrew developed and implemented training programs for government departments to better comprehend and communicate as to environmental impacts stemming from economic development and methodologies to combat them. He has dealt with mitigating environmental and social impacts from development projects for Thai NGO in Greater Mekong Region and has experience of focusing on improving downstream benefits to local communities affected by large scale infrastructure developments.

Mike Warren, *BSc (Mining Eng), MBA, MAusIMM, FAICD,* Principal Consultant (Project Evaluations), is a mining engineer with over 30 years experience, including on-site and head office roles and five years in investment banking for mining projects. Mike has been involved with SRK review teams on mining projects in Australia, New Zealand, Papua New Guinea, Canada, Mongolia and China. Mike is a Director of SRK and based in Sydney. He is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and Fellow of the Australian Institute of Company Directors (AICD).

3.6 Statement of SRK Independence

Neither SRK nor any of the authors of this Report have any material present or contingent interest in the outcome of this report, nor do they have any pecuniary or other interest that could be reasonably regarded as being capable of affecting their independence or that of SRK. SRK has no shareholding in Hanny or the company which hold the sand mining licenses.

SRK has no prior association with Hanny in regard to the sand project that is the subject of this Report. SRK has no beneficial interest in the outcome of the technical assessment being capable of affecting it independence.

SRK's fee for completing this Report is based on its normal professional daily rates plus reimbursement of incidental expenses. The payment of that professional fee is not contingent upon the outcome of the report.

3.7 Indemnities

As recommended by the Valmin Code, Hanny has provided SRK with an indemnity under which SRK is to be compensated for any liability and/or any additional work or expenditure resulting from any additional work required:

- Which results from SRK's reliance on information provided by Hanny or from Hanny not providing material information, or;

- This relates to any consequential extension of SRK's workload through queries, questions or public hearings arising from this Report.

3.8 Forward-Looking Statements

Estimates of mineral resources, ore reserves and development production are inherently forward-looking statements, which being projections of future performance will necessarily differ from the actual performance. The errors in such projections result from the inherent uncertainties in the interpretation of geologic data, in variations in the execution of development, in the ability to meet construction and production schedules due to many factors including weather, availability of necessary equipment and supplies, fluctuating prices and changes in regulations.

The possible sources of environmental issue in the forward-looking statements are addressed in more detail in the appropriate sections of this report. Also provided in the report are comments on the risks inherent in the differing development of operations.

4 INTRODUCTION

Jianghai Trading Co. Ltd. controls the construction sand project in the Pearl River Mouth area that is the subject of this report. The mining right is held by Jianghai Trading Co. Ltd. The location of Project site is shown below in Figure 4-1.


Idex Map of Mining Area
Dajiaotou
Chuanbi Island
Chuanbi Channel
Shenzhen airpot
Wan
Qing
Sha
Nansha Port
Mining area of Jianghai Co.
Long
Xue
Waterway
Hengmen Island
Lingding Fairway
Shenzhen
Neilingding Island
Aoqi Island
Hongkong
0 5km 10km
22°45'
40'
35'
30'
22°25'
113°35'
40'
45'
50'
55'
114°

Figure 4-1: Location of Sand Project Site of Jianghai Trading Co. Ltd

The Project site controlled by Jianghai Trading Co. Ltd. is located on the east side of the Neilingding Fairway, about 2km east of Nansha Port and about 10km west of Shenzhen Airport, the coordinates are: 113°41'29", 22° 40' 14 ", 113°42'42", 22°40' 17", 113°42'07", 22° 38' 17" and 113°43'18", 22° 38' 17". SRK has sighted the relevant certificates and licenses held by Jianghai Trading Co. Ltd.

The Project site is located within the Pearl River Mouth, where the Pearl River flows into the South China Sea. In this area, the water depth is about 6m to 7m and the flow rate is rather rapid during the rising and falling of the tide. The area is located within the South-Asia marine tropical monsoon climatic zone, with an average annual temperature of 22.5°C, lowest in January and highest in July. The predominant wind is from the southeast in summer and the northeast in winter. May to October is the typhoon season with maximum wind intensities.

5 GEOLOGICAL AND MINERAL INVENTORY ASSESSMENT

5.1 Regional geology

The Project site is a modern marine deposit basin with fluvial deposition, delta deposition and shore deposition currently occurring. The sand layer which is developed for building is the fluvial sediment. The main strata in the basin from top to bottom are:

- Sludge: Shore sediment, blackish-gray, saturated, flow plastic, with oyster shell and humic material, and there is little quartz sand in middle and lower strata. The thickness of sludge is not uniform, normally 3.67m to 12.8m, in some parts over 15m.

- Sandy clay: shore sediment, brownish-gray or yellowish-gray and gray, high viscosity, saturated, soft plastic or rigid plastic. It occurs in layers and lens and its distribution is not uniform.

- Medium coarse sand: fluvial sediment of delta facieses, the main layer of sand for building, blackish gray, gray or yellow gray, saturated, loose, high sorting degree. The layer thickness is not uniform, ranging from 7m to 39m and in some places inter-bedded with clay or fine sand layers.

- Granite residual soil: weathered residual soil of granite base, yellowish-brown or greyish-brown and light reddish-brown, plastic, and consisting of clay, quartz and some feldspar. The thickness of residual soil is unclear.

5.2 Geological Conditions of Project Sites

5.2.1 Mining area controlled by Jianghai Trading Co. Ltd.

The sedimentary layers in the mining area of Jianghai Trading Co. Ltd. are as follows:

- Sludge: brownish-grey, blackish-gray, saturated, plastic flow, bearing humus, the sludge has a consistent distribution, with a thickness of 5.1m to 9.4m and averaging 6.8m.

- Fine sand aggregate: yellowish-gray, saturated, loose, well sorted and a normal gradation. The fine sand is distributed with a minimum thickness of 2.8m and a maximum of 5m. The average thickness is 3.9m.

- Silt clay: brownish-gray, saturated, soft plastic, bearing silt and shell. It is inconsistently distributed, with a minimum thickness of 2m, a maximum thickness of 4.3m, and an average thickness of 4m.

- Medium and coarse sand: gray and yellowish-gray, saturated, loose, poorly sorted and high degree of gradation. It is consistently distributed, with an average thickness of 23.7m, a minimum of 18.9m and a maximum thickness of 28.8m.

- Clay and silt clay: gray and yellow- gray, plastic, mainly consisting of clay minerals with high viscosity. The distribution of clay is not uniform, and the thickness averages 2.68m.

- Silt clay: yellowish-gray, rigid plastic and mainly consisting of clay and quartz, which is weathered granite residual soil.

- Underlying the silt clay is a granite base.

Figure 5-1 shows the geological cross section of mining area, Jianghai Trading Co. Ltd.


Geological Cross Section of Mining Area Jianghai Co.
Level
0
-7m
-14m
-21m
-28m
-35m
-42m
K8
K1
K3
K2
Sludge
clay
coarse sand
silt clay
space of borehole
1260m
662m
2400m

Figure 5-1: Sedimentary Layers in Mining Area of Jianghai Trading Co. Ltd.

In January 2007, a prospecting study was conducted and the sand resource estimated, but the area prospected was much smaller than the area authorized, as shown in Figure 5-2.


Contrast of area of resource estimated with
Mining area of Jianghai Co.

Figure 5-2: Contrast of Areas Estimated at Jianghai

In SRK opinion, the layer of medium coarse sand is the main sand body which could be developed as sand for the construction industry. The sand body is an excellent sand resource due to a thick and consistent distribution. Because the region prospected in January 2007 does not coincide with the mining area authorized by government, the total sand resources in the area may be increased significantly if further prospecting work was conducted.

5.3 Mineralogy and Specification

As the sand product is used primarily for land creation and building, the company considers it not very important to identify the mineral composition of the sand beds. Generally, there is no specific requirement on the mineral contents for construction sand. However, in construction industry, there are some standards and specification on the grading and water soluble chloride content of sand products.

CASTCO Testing Centre Ltd has carried out laboratory evaluation of the Jianghai sand samples to confirm that its grading and average water soluble chloride content. The products meet the relevant BSI standards. Table 5-1 shows the results of sieve analysis by the Laboratory.

Table 5-1: Result of BS Sieve Analysis for Jianghai Sand Samples

BS Sieve	Weight Retained	Cum. Weight Retained	Percentage Retained	Percentage Passing (range / average %)
37.5 mm				
20 mm				
14 mm				
10 mm				
5 mm	8.7	8.7	3	(89-100) 97
2.36 mm	38.6	47.3	16	(65-100) 84
1.18 mm	61.6	108.9	36	(45-100) 64
600µgm	92.6	201.5	66	(25-80) 34
300µgm	78.3	279.8	92	(5-48) 8
150µgm	21.1	300.9	99	(0-15) 1
Pan	2.9	303.8	100	0

From Table 5-1, it can be seen, that for up to 50% of the sand, the grading sizes are between 1.0 mm and 5.0 mm.

The Jianghai sand product has been described as river sand of fine aggregate at Zone "M" in compliance with **BS 882: 1992** (now replaced by BS EN 12620: 2002). Table 5-2 includes some reference figures of **BS 882**, which specifies quality and grading requirements for aggregates obtained by processing natural materials for concrete.

Table 5-2: Grading of fine aggregate from BS 882

Grading of Fine Aggregate
Percentage by mass passing B.S sieve

Sieve Size	Overall Limits	Additional Limits for Grading C	M	F
10.00 mm	100	–	–	–
5.00 mm	89-100	–	–	–
2.36 mm	60-100	60-100	65-100	80-100
1.18 mm	30-100	30-90	45-100	70-100
600 μm	15-100	15-54	25-80	55-100
300 μm	5-70	5-40	5-48	5-70
150 μm	0-15	–	–	–

Fine aggregate grading limits – from BS 882

5.4 Test Result Summary and Quality Control

The test results of the sand aggregate were provided to SRK by Hanny. Table 5-3 shows the result summary.

Table 5-3: The Test Result Summary for Jianghai Sand Samples

Test Item	Test Result	General range	Acceptable range
Silt content	1.10%	0.6-1.5%	<4.0%
Bulk density			
Un-compacted	1640 kg/m^3	1350-1550 kg/m^3	–
Compacted	1750 kg/m^3	1500-1700 kg/m^3	–
Water soluble chloride content	0.01%	<0.001%	<0.05%
Sieve analysis	Zone "M"	Zone "F"	Zone "F"

Knowing the amount of chlorides in sand aggregate is important because chloride can promote corrosion of steel reinforcement when moisture and oxygen are present. It is beneficial to limit the amount of chlorides in fresh sand for reinforced or prestressed structures in most environments. The maximum water-soluble chloride ion content as 0.05% for sand aggregate exposed to chloride. The water soluble chloride content of the Jianghai sand aggregate is 0.01%, which is lower than maximum limit (0.05%).

The silt content within the sand aggregate is 1.10%, which is lower than the acceptable range (<4.0%).

The results of bulk density test meet the requirements of the DOE specifications for Roadwork's. The materials comply with the appropriate British Standards particularly in relation to roadworks (*DOE Specification for Road Works – Green Book*).

Based on the test results and standards, the sand product has good quality and is suitable for use in all types of house, factories and general civil engineering works, including roadworks, house foundations, site development, surface dressing, concrete, rooftiles and building blocks and bricks, etc.

SRK recommends that the testing of all sand types should be conducted systematically and in detail to further understand and define the types, standard, and the grain size distribution, content of mud and contaminants. This information has the potential to improve and increase the usage of the sand product for building.

5.5 Resources estimate

Resource of the mining area of Jianghai Trading Co. Ltd.

In January 2007, Jianghai Trading Co. Ltd appointed the Ocean Engineering|Centre of South Sea Ocean Research Institute of China Academy of Science ("Ocean Engineering Centre" 中國科學院南海海洋研究所海洋工程中心) to drill nine holes in order to prospect the resource of construction sand and to estimate the resource. The formula used in estimating the resource is V=S x H, where V is the resource of sand (m^3), S is the block area of the sand body estimated, and H is the average thickness of the sand body. SRK has sighted the certification of the Ocean Engineering Centre of South Sea Ocean Research Institute of China Academy of Science.

In the estimation, the resource of the medium coarse sand was estimated but the fine sand was not included. The thickness of the sand bed was calculated by the arithmetic average method and the area of sand bed distribution was measured by polygonal method. The total amount of sand resource estimated by the Ocean Engineering Centre of South Sea Ocean Research Institute of China Academy of Science was 46,702,093 m^3. The process of calculation is as follows:

SRK re-checked the resource figure as follows:

- The sand body area (calculated by polygonal method) is: S=**1,966,864 m^2**.
- The current average sand thickness from 9 drilling bores is: **H=23.74 m**.
- The total resource of sand is estimated: V = **1,966,864m^2 x 23.74m** = **46,693,351 m^3**.

The parameters used by the Ocean Engineering Centre for the resource estimation were based on the Chinese Standards and the procedures and method used by the Ocean Engineering Centre for estimating the resource meet the Chinese standards.

In SRK's opinion, the spacing of bore holes was sparse and the geological confidence of the resource needs to be improved by some more in-filling drilling. SRK recognises that the region explored is only a part of the licensed mining area held by Jianghai Trading Co. Ltd. It is expected the total sand resource in this area may be more than the amount estimated from the prospecting study.

5.5.2 Total resources of construction sand in Jianghai project site

The total resources controlled by Jianghai are shown in Table 5-4.

Table 5-4: Total resources controlled by Jianghai Trading Co. Ltd.

Controlling company	Sand deposit name	Volume (m^3)
Jianghai Trading Co. Ltd	Mining area	**46,693,351**

China has its own classification of mineral resources/reserves which are different from Canadian Institute of Mining ("CIM") or JORC Codes. Prior to 1999, a letter system, such as A, B, C, D and E was used to classify categories of mineral resources/reserves, followed by a three digital system now applied to classify the mineral resources/reserves.

Chinese government published regulations on exploration of various mineral types, in which each category of resources/reserves required a particular geological certainty. The spacing of exploration samples which defines geological certainty for each category was determined by the complexity of the type deposit and variations of geological parameters, such as thickness and grades. Economic parameters for estimates of mineral resources/ reserves are defined and issued by authorities.

The above data of resources are sourced directly from geological reports completed by Ocean Engineering Centre, which were certified by Chinese authorities. The figures reported may meet the Chinese standards but do not constitute resources or reserves as defined in either the CIM or JORC codes. Although SRK did not verify each datum point, the examination and recalculation by SRK geologists showed that the method used by the Ocean Engineering Centre and the figures derived for 333+334 category resources are reasonable.

5.6 Potential of further exploration

To date the amount of exploration for the Project has been limited. The resources of construction sand estimated at the Jianghai tenements are similar to inferred resources as defined by the JORC Code, due to the limited degree of geological control. In SRK's opinion more exploration is needed to better define the amount of resources, provide a better understanding of the sand bed occurrence and distribution, and the quality of sand.

Based on the information provided to SRK and the sedimentary characteristics of the sand bed, it is SRK's opinion that the total resources of construction sand may be increased after further exploration.

5.7 LICENSE/PERMIT AND APPROVAL

Three permits need to be obtained before sand mining in the Pearl River Mouth Basin can legally take place. The permits are:

1) the River Channel Sand Mining License,

2) a Sea Area Use Certification and

3) a License for Operation on the surface water and under water.

Jianghai Trading Co. Ltd. holds the legal procedural documents for sand mining in their mining area on the south side of the Longxue waterway which is about 2km to the east of Nansha Port. The documents include the Sea Area Use Certificate approved by the State Oceanic Administration (No.061100033, in July, 2006) and the River Channel Sand Mining License approved by the Water Conservancy Administration Bureau of Guangdong Province (No. 2005 037, in November, 2005), which allows a mining capacity of 2,000,000m^3/annum.

The period of validity for all the licenses/permits is one year only, therefore it is important to update the validity of all licenses/permits on an annual basis. SRK was informed that the company has applied for renewal of the licenses and the applications have been received by the relevant authority. However no date has been indicated by which the authority will issue the new certificate. The company is allowed to continue operations during this period. SRK was informed that there is no charge for reviewing the licence and permit. The cost for the Sea Area Use Certificate is approximately 1.8 million RMB per year. Jianghai holds the current valid Sea Area Use Certificate until the end of August 2007. Please see the following table for further information:

License/ Certificate Type	License No.	Issue Date	Date for renewal	Annual Fee *(RMB)*
River Channel Sand Mining License	2005 037	November 2005	November 2006	NIL
Sea Area Use Certificate	061100033	July 2006	July 2007	1.8 million
License for Operation on the surface water and under water	穗海事工准字 A07第056號	June 1, 2007	July 13, 2007	NIL

6 MINING ASSESSMENT

6.1 Mining Method

The mode of sand mining is by Jet Dredger which includes a suction system designed for efficient dredging of many types of sand. Because of its modular setup, the suction pipe can easily be adapted to the specific requirements of the dredge. The suction pipes are designed to work at a maximum working angle of 45°. The maximum dredging depth varies with the length of the straight pipe pieces. Figure 6-1 and 6-2 show the Jet Dredger used by Jianghai Trading Co. Ltd, which is currently undergoing maintenance to extend the suction pipes. The sand bed formed under calcium shell with medium coarse size (0.5 – 3.0mm). It can be easily suctioned and pumped to the surface by the Jet Dredger, then loaded onto cargo barge transports. The mining method used at the mining operation is well suited to the conditions. Figures 6-3 and 6-4 show the administration and monitoring boat and mining operation at the site of Jianghai Trading Co. Ltd.

The current mining rate is 7,000m³ per day. This rate can be improved as the distribution of the sand source at the site is stable. The mining rate also can be improved by the Dredger with side suction pipes, which can operate simultaneously at multi sides. One dredger can work continually for 25 days. The maintenance period usually takes about 6 to 10 days, and includes the engines, power system, suction pipes and loading systems.



Figure 6-1: The Jet Dredge (Number D138)

This dredger has a displacement of 2,400t and the designed dredging rate is 10,000m³ per day



Figure 6-2: The maintenance for extending the suction pipes



Figure 6-3: Jianghai administration and monitoring boat at the site.



Figure 6-4: Sand dredging operation at the site of Jianghai Trading Co Ltd

6.2 Mining period

The maximum mining capacity of the Jianghai sand dredging project as determined by the River Channel Sand Mining Licenses is 2,000,000m^3 per annum. Assuming the mining recovery is 40% to 50% (although there is no available data or information provided to SRK giving a complete conclusion, as the analysis was carried out by characterizing the sand resources) therefore the mining period of the Jianghai project tenement is estimated at about 30 years. The mine life may be shorter if the production output increases or the recovery is decreased. SRK was informed by the manager of Jianghai Trading Co. Ltd that the current mining rate is about 30,000m^3 per day or 700,000m^3 per month (assuming 23 working days per month). The amount of the sand resource that has been mined out in the eight months to May 2007 by Jianghai Trading Co. Ltd is 5,600,000m^3. Based on the resource estimate, the total remaining sand resource in the Jianghai property as at 31 May 2007 was approximately 40,000,000m^3.

SRK was informed that the only cost incurred to commence mining on a commercial scale is the annual reviewing cost for the Sea Area Use Certificate (see section 5.7 License/Permit and Approval). At this stage SRK is not aware of any current third party claim against Jianghai Trading Co. Ltd.

7 ENVIRONMENTAL ASSESSMENT

Introduction

The Project site reviewed for the present sand dredging operations is owned by Jianghai Trading Co. Ltd. who holds a Sea Area Use Certificate Registration # 061100033 and River Channel Sand Mining License # Yue Sha Xu Zi [2005] No. 037.

Jianghai Trading Co Ltd has a limit on the amount of sand they can extract from the dredging site. The company is licensed to extract 2,000,000m^3 per year.

The dredging operation uses two single-lift dredges registered to three different companies for sand production at the site. The dredges are Yao Yang Jun 01 registered to Guangdong Yao Yang Industrial Co. Ltd., and Yue Dongguan Chui 0138 registered to Fuchang Jian Chai Trading Co. Ltd. In addition to the two dredgers, a support/office boat named the Dongguan Dun 0045 is used for day-to-day management/business matters and is registered to Jianghai Trading Co. Ltd.

The objective of this environmental technical review is to identify and/or verify the existing and potential environmental liabilities and risks, and assess any associated proposed remediation measures.

Project Location and Description

The Project reviewed by SRK for Hanny is located in the Longxue waterway and is about 2km to the east of Nansha Port of Guangdong Province, China. The Pearl River Delta is a weak irregular semi-diurnal tide estuary. It is a complex estuary, consisting of over 200 waterways. The project sites are located in the Lingdingyang Bay, approximately 30km to 50km north-west from Hong Kong.

The area possesses a subtropical, maritime monsoon climate with four distinct seasons. Rainfall is dominant in the spring and summer, accounting for about 80% of the total 1200mm to 2000mm annual average. The mean range of the tide is 1.69m with a maximum of 3.64m. The Pearl River Mouth is an important ecological environmental protection zone for fish and prawn breeding grounds as well as a habitat for endangered white dolphins.

The total reserve of sand resources for the project dredging sites is estimated at 46.7m^3 over a total area of 238ha.

The Project employs jet-dredges embedded into the seabed to suck sand from the middle and course size sand layers below the surface. In doing so, disturbance to the surface of the seabed is kept to a minimum and the economically sized sand is maximized. Sand is then screened and the desired sand sizes are loaded by conveyor onto barges owned by a client company. The screened out unwanted particle sizes are pumped back overboard with the drained water. Dredge boats use GPS coordinate systems to locate their permitted dredging sites. The sand produced is used in construction projects in Hong Kong, Macau and the Greater Pearl River Delta area.

The dredges usually spend about 25 to 26 days operating at sea at a time. The dredges are supplied every 2 to 3 days with diesel oil (for diesel engines) and motor oil (used in production-dredging) by Sinopec oil supply boats. Fresh water is also supplied by boat every 2 to 4 days.

Environmental Review Objective

The objective of this environmental technical review is to identify and/or verify the existing environmental liabilities and risks, and to assess any associated existing management, monitoring and remediation measures for the Project.

Environmental Review Scope and Standards

Environmental conformance for the Project was determined through the review of the operation's environmental performance against:

- Guangdong and Chinese National environmental regulatory requirements.
- World Bank / International Finance Corporation (IFC) environmental standards and guidelines.
- Internationally recognised environmental management practices.

Summary of Environmental Findings

The environmental technical review identified the current Projects as being an environmentally well managed project. Environmental requirements of associated regulations were in the main seen/identified as being correctly observed. The main potential environmental concerns relate to:

- Refuelling, storage, handling and disposal of new and used diesel and motor oils.
- Exhaust gas emissions (diesel engines and dredge machinery motors).
- Domestic wastes management and disposal.
- Sewage disposal (direct release to sea water).
- Oily waste water separation, storage and disposal.
- Lack of oil spill emergency procedures and equipment.
- Direct impacts on marine and benthic organisms, communities.
- Increased suspended solids (turbidity)
- Re-contouring of seabed, sand bank

Methodology

The methodology that was applied for this environmental review of the Pearl River Mouth Basin Sand Mining Projects comprised a combination of document review, site visit and interviews with Company technical representatives. The site visit was undertaken on the 19th of April 2007.

Available Information

Available project technical review, permitting and licensing information was provided by the projects owner companies. All original documentation provided was as electronic copies in Chinese language. Technical translation of relevant documentation was carried out in Beijing by qualified translation agencies.

Other supporting background information reviewed, comprised Chinese National and Guangdong Provincial environmental, marine and mining related legislative background documentation. This information was sourced via websites of relevant Chinese National and Guangdong government agencies and industry associations.

The details of all documentation reviewed are listed below. This documentation was provided electronically and/or in hard copy. All documentation was translated into English from Chinese originals.

1. Dongguan Jianghai Trading Co. Ltd. Business License. Registration No. 4419002002214, May 6, 1999 - May 24, 2009.

2. Dongguan Jianghai Trading Co. Ltd. River Channel Sand Mining License. Registration No. Yue Sha Xu Zi [2005] No. 037. From Nov. 20, 2005 to Nov. 19, 2006.

3. Dongguan Jianghai Trading Co. Ltd. Sea Area Use Certificate No. 061100033. From July 26, 2006 to July 25, 2007.

4. Dongguan Jianghai Trading Co. Ltd. Report on the Survey of Sand Source Nearby the Nansha Deep-Water Port, Jan. 30, 2007.

5. Longxue Project Environmental Approval Procedures and Environmental Protection Measures Taken for Marine Sand Mining Operations, May, 2007.

6. Zhingxing Waste Oil Cleaning & Processing Plant, Guangzhou, Haizhu District Business License, Aug. 1, 2004 – Aug. 1, 2008.

7. Zhingxing Waste Oil Cleaning & Processing Plant, Guangzhou, Haizhu District, Pollutant Discharge Registration Certificate. Registration No. 440105999004. Aug. 1, 2004.

8. Yao Yang Jun 01 Dredge Registration Certificate No. 00429964. Feb. 9, 2007 – Dec. 5, 2007.

9. Yue Dongguan Chui 0138 Dredge Registration Certificate No. 00472515. Feb. 5, 2007 – Feb. 12, 2008.

   - No Annual Monitoring Report was provided / cited for the Jianghai project site as part of this technical review.

   - No Environmental Monitoring Report was provided / cited for the Jianghai project site or dredging operations as part of this technical review.

Summary of Environmental Aspects and Management

The significant potential environmental aspects for the current Pearl River Mouth Basin Sand Mining Operations are:

- Refuelling, storage and handling of diesel and motor oil.
- Air emissions
  - Exhaust gas emissions (diesel engines and dredge machinery motors).
  - Greenhouse gas emissions (lack of proposed operational greenhouse gas inventory).
- Waste generation and management (domestic wastes).
- Sewage disposal (direct disposal into sea water).
- Waste oil storage and disposal.
- Oily waste water separation, storage and disposal.
- Lack of documented oil spill emergency procedures and equipment.
- Direct impacts on marine and benthic organisms, communities.
- Increased suspended solids (turbidity)
- Re-contouring of seabed, sand bank

The following section summarises the environmental legislative background, the compliance requirements, and the associated environmental management strategies, for the above significant environmental aspects.

Legislative Background

The Chinese *Minerals Resources Law (1996)* provides the main legislative framework for the regulation and administration of mining projects within China. The Chinese *Marine Environmental Protection Law (1983)* provides the main legislative framework for the regulation and administration of projects within Chinese territorial waters. The following are other Chinese National and Guangdong Provincial laws that provide environmental legislative support to the *Minerals resources Law (1996)* and *Marine Environmental Protection Law (1983)*:

- *Rules for the Implementation of the Minerals Resources Law (1994)*
- *Marine Environmental Protection Law (1983)*
- *Prevention and Control of Water Pollution Law (1996)*
- *Prevention and Control of Atmospheric Pollution Law (2000)*
- *Prevention and Control of Noise Pollution Law (1996)*
- *Environmental Impact Assessment Law (2002)*
- *Evaluation of Environmental Effects Law (2002)*
- *Water Law (1988)*
- *Safety in Mines Law (1993)*
- *Solid Waste Law (1995)*
- *Water and Soil Conservation Law (1991)*
- *Environmental Protection Law (1989)*
- *Fisheries Law (1986)*

The relevant Chinese legislation for environmental protection utilised for project's design are a combination of the following National design regulations and emissions standards:

- *Sea Water Quality Standard – GB3097-1997*
- *Standard for Pollution Control of Sewage Marine Disposal Engineering – GB18486-2001*
- *Effluent Standard for Pollutants from Ships – GB3552-1983*
- *Regulations Governing the Survey of Ships and Offshore Facilities (1993)*
- *Regulations Governing the Registration of Ships (1994)*
- *Regulations of Guangdong Province on Environmental Protection (2005)*
- *Regulations of Guangdong Province on Management of River Channel Sand Mining (2005)*
- *Regulations for Control Over Prevention of Pollution by Vessels in Sea Waters (1983)*
- *Regulations for Control Over Dumping Wastes into Sea Waters (1985)*
- *Management Regulations of Dangerous Chemical Materials (1987)*

International standards were also examined and reviewed against the project sites and operations as part of this technical review. The following are regulations of the International Maritime Organization (IMO):

- *International Convention on the Prevention of Pollution from Ships (1978)*
- *International Convention on Oil Pollution Preparedness, Response and Co-operation (1990)*
- *Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter (1972)*
- *Regulations for the Prevention of Air Pollution from Ships (Protocol of 1997 Annex VI)*
- *Regulations for the Prevention of Pollution by Sewage from Ships (2004 Annex IV)*

Environmental Impact Assessments and Approvals

The monitoring of sea-sand exploitation zones is a legislative requirement in strengthening sea area use and management. According to relevant regulations, site monitoring is required to assess the status of geological and ecological/environmental variations in surrounding areas caused by the dredging activities, to prevent damage to ocean resources, the ecological environment, seabed topography, marine facilities and beaches. Annual monitoring results are required to compare with that of former years. During production, relevant state stipulations must also be strictly adhered to and inspections shall be carried out on the sand dredgers on a regular basis (to be inspected by the Vessel Inspection Administration of China) in order to ensure the proper operating conditions of the production equipment.

Any enterprise wishing to engage in a marine sand mining operation must file an application for "Sea Area Use Certificate" with the State Oceanic Administration. This certificate is subject to annual renewal and annual examination, during which the following relevant documents that need be examined and approved by relevant governmental authorities shall be submitted: "Certificate of Ship Inspection for Inland Waters" for the sand dredger as well as the "Annual Dynamic Monitoring Report on the project site", including environmental monitoring after the initial pre-production study report. Only after successful examination by the State Oceanic Administration can the renewal and continued sand mining operation be approved. In this way, the environmental protection of the project sites and surrounding sea is ensured.

The Project site is, according to the owner, currently in the process of re-applying for a River Channel Sand Mining permit and the owner believes that all necessary procedures were completed in order to receive the renewal permit. SRK was provided with the copies of the documentation.

Dredging operations are required to conduct and produce an Annual Monitoring Report (including site environmental assessments after the initial pre-production report) for the dredging site to be used for re-applying for dredging rights. After the first year of operation the Annual Monitoring Report is required to include an environmental assessment of the Project site and surrounding marine habitats to assess environmental impacts to the environment. No Annual Monitoring Report (including an environmental assessment) was provided to SRK for the review of the Project site.

Jianghai Trading Co. Ltd. stated that the licenses and permits are evidence of environmental and operational compliance as it is a requirement of obtaining the licenses and permits. While this is true the actual environmental assessments and approvals should then be available for review, but have not been provided. In SRK's opinion this is the main risk/liability to a lawful and compliant operation as regards environmental compliance.

As regards the dredge boats environmental and operational compliance, procedures and regulations protecting environmental impacts were seen and cited in the literature review to be properly observed and therefore compliant. In SRK's opinion, the dredging operations could benefit from implementing emergency containment and clean-up procedures in case of an unforeseen oil spill accident.

Area Disturbance and Rehabilitation

Actual disturbance of the seabed in project sites is kept to a minimum through the use of the jet-dredge and the extraction method applied. The dredger's suction tube is inserted into the seabed to the desired sand layer, limiting impacts and changes to the topography of the seabed. Site (seabed) rehabilitation is a natural ongoing process through the deposition of sediment flowing into Jianghai site. Completion of the required Annual Monitoring Reports (including the environmental assessment) are needed to verify the actual impacts upon the surrounding environment.

No other site/area disturbances were observed, and the operation employed good measures to protect the surroundings from possible environmental impacts from the normal operation of the dredges.

Hazardous Materials

Diesel oil used by the boat's diesel engines is supplied by special marine refueling boats (owned by Sinopec) to the dredging site. Oil is pumped via hoses into the dredger's oil tanks while safety protocols and equipment are engaged and monitored. In this way, diesel oil leaks are avoided during transportation and refueling.

Motor oil required for sand production by the jet-dredges is procured by a specially designated person, who purchases oil in 205 liter barrels that meet the requirements of Chinese national standards. Motor oil in barrels is directly delivered aboard the sand dredgers and stored below deck.

Industrial fire extinguishers are also kept about the dredge for easy and fast access in case of a fire emergency.

Reagents used in production are limited to degreasers, which are stored in tanks and removed by oil-filling boat within 3 days.

Air Emissions

7.13.1 Dust Generation

Dust generation sources are primarily from the transportation and stockpiling of sand. As the sand is wet when dredged, there is very little chance of dust generation at this stage of the operation. The product is then sold directly to clients' whose transportation barges are waiting to be filled.

7.13.2 Gas Emissions

The sources of gas emissions are from the running of the boats diesel engines and operation of the dredge motors. No emission reduction equipment or technology was observed to be or stated to be employed. No monitoring of emission levels or gas composition is currently being carried out.

7.13.3 Greenhouse Gas Emissions

There is at present no national Chinese legislative requirement for the project to estimate its Greenhouse Gas emissions or to implement any emissions reductions. However, this is a component of IFC environmental requirements and is considered an internationally recognised environmental management practice.

Waste Management

7.14.1 Waste Oil and Oily Waste Water

During normal operations, full-time personnel are appointed to be in charge of the waste oil collection, storage and transferral to collection vessel for recycling. Waste oil from the oil-water separator as well as the waste oil changed from the engines is stored in special-purpose waste oil barrels and sealed off on regular basis. After the accumulation of a certain number of barrels of waste oil, the local certified occupational waste oil recycling company (Guangzhou Haizhu District Zhongxing Waste Oil Cleaning and Processing Plant) is notified to collect the waste oil.

The above procedure follows IFC requirements and internationally recognised environmental management practices with regards to waste oils, which encourage companies to explore commercial alternatives for environmentally sound disposal, recycling or reuse.

7.14.2 Solid wastes

Domestic garbage on the sand dredgers is collected and packed into garbage pails, which are then transported to the garbage yard for treatment / disposal at a registered landfill facility. This procedure is in accordance with relevant stipulations of the Vessel Inspection Administration of China.

7.14.3 Sewage

Sewage is currently discharged directly and untreated overboard into the sea. According to the dredger owner this is a compliant practice and does not require an approval permit. This process is not in accordance with International Maritime Organization (IMO) provisions, which do not approve untreated sewerage discharges within 12 nautical miles from shore.

Contaminated Sites Assessment

There is no documented assessments process or emergency clean up measures for contaminated sites at the project. The greatest danger is to fish and prawn breeding / spawning grounds, other marine habitats and shorelines in the vicinity from oil leaks and spills. As the dredging operation is reportedly compliant with appropriate safety measures regarding oil refuelling, storage and waste collection, the threat is greatly reduced.

Evaluation of Environmental Risks

The sources of inherent environmental risk are project activities that may result in potential undesirable events / environmental impacts. These project activities have been previously described within this report. In summary they are as follows:

- Refuelling, storage and handling of diesel, motor and waste oil.
- Air emissions
  - Exhaust gas emissions (diesel engines and dredge machinery motors).
  - Greenhouse gas emissions (lack of proposed operational greenhouse gas inventory).
- Waste generation and management (domestic wastes).
- Sewage disposal (direct disposal into sea water).
- Oily waste water separation, storage and disposal.
- Lack of documented oil spill emergency procedures and clean-up equipment.
- Direct impacts on marine and benthic organisms, communities.
- Suspended solids (turbidity)
- Re-contouring of seabed, sand bank

The operations reviewed had in place the procedures and equipment for the compliant refuelling of the dredges and transferral of motor oil, waste oils and garbage. Operational oil/water separating equipment was in place and used. While gas emissions and sewage disposal was compliant with appropriate Chinese regulations, these practices do not meet internationally recognised environmental management practices.

While the project dredging sites themselves have been assessed in relation to topography and geology, they and the surrounding marine habitats have not been studied regarding the possible impacts to the environment. No plans have been developed to reduce the risk of impact to these areas.

Site Rehabilitation & Closure Plan

Indicative site closure costs can be developed as a component of the Site Closure Plan (i.e. the site's closure criteria and associated closure liabilities will be determined as part of this process). It can be assumed that the decommissioning costs of the site infrastructure (dredges) may be off-set through either the sale or redeployment of assets.

The Project sites (i.e. dredging plots) are required to conform in topography to that which existed before dredging took place in the annual monitoring program. If this requirement is not adhered to, a new dredging license will not be issued for the year and the site will be closed and allowed to rehabilitate via natural sedimentation processes.

Conclusion

The most significant potential environmental risks and liabilities that relate to the Project are:

- Refuelling, storage and handling of diesel and motor oil.
- Air emissions
  - Exhaust gas emissions (diesel engines and dredge machinery motors).
  - Greenhouse gas emissions (lack of proposed operational greenhouse gas inventory).
- Waste generation and management (domestic wastes).
- Sewage disposal (direct disposal into sea water).
- Waste oil storage and disposal.
- Oily waste water separation, storage and disposal.
- Lack of documented oil spill emergency procedures and equipment.
- Direct impacts on marine and benthic organisms, communities.
- Suspended solids (turbidity)
- Re-contouring of seabed, sand bank

Of these, the development of emergency procedures for oil spills/leaks and a lack of study of the possible impacts to surrounding habitats and protected sites are considered to currently represent the most significant potential environmental liabilities. The lack of documented Annual Monitoring Reports including environmental assessments represents the most significant operational liability.

It is considered that all of the above stated potential environmental liabilities are able to be effectively managed and mitigated through the implementation of appropriate operational procedures. In particular, SRK recommends the implementation of comprehensive environmental emergency procedures for oils spills and monitoring of habitats surrounding the project area.

8 SOCIAL ASSESSMENT

Social and Community Interaction

There is no local significant community nearby the Project site except for a few fishermen living on boats. Locals from the general area are also employed by the operation creating further benefits for the region.

The areas surrounding the project are used predominantly used for fishing, other dredging operations, marine navigation and port activities.

No records of public complaints in relation to the activities at the Project site were sighted as part of this review.

Cultural Heritage

No records of cultural heritage sites located within or near the Project area have been sighted as part of this review.

9 PROJECT CONCLUSIONS AND RECOMMENDATIONS

It is the opinion of SRK that the Project reviewed is technically and economically a sound operations. The sand mining site is located within a well developed region with a strong economy creating a large demand for construction sand. Operations reviewed were seen to be professionally maintained/managed and applied and observed the correct operational environmental pollution control/prevention procedures.

The Product has been described as river sand of fine aggregate at Zone "M" in compliance with **BS 882: 1992** (now replaced by BS EN 12620: 2002). Based on the test results and standards, the sand product has good quality and is suitable for use in all types of house, factories and general civil engineering works, including roadworks, house foundations, site development, surface dressing, concrete, rooftiles and building blocks and bricks, etc.

SRK recommends:

- The gradation of fine aggregate shall be in accordance with BS 882 latest edition excluding grading designation F.
- Each batch of aggregate delivered to site shall be kept separate from previous and other grading batches and shall be stored before use to allow inspection and tests to be carried out.
- Fine aggregate shall be clean sharp natural sand and shall be within BS 882 Zones C and M only.
- Aggregate shall be mechanically washed to remove salts and other impurities in order to meet the requirement specified.

SRK recommends further exploration studies to better define the present resource/reserve within the Project site. In the opinion of SRK this will most likely increase the level of confidence in the data and the total reserve available for exploitation.

Furthermore, SRK recommends licenses and permits be updated for all sites and that stipulated Annual Monitoring Reports (including environmental impact assessments) be conducted (annually) to fully comply with Chinese, Guangdong and international regulatory requirements.

10 REFERENCES

Ocean Engineering Centre of South Sea Ocean Research Institute of China Academy of Science, 2007. *The Exploration Report on Southern Longxue waterway, Pearl River Mouth, Guangdong Province (in Chinese).*

The highest quality Specification & Standards for sand aggregate including:

- *NSAI quality management system I.S. EN ISO 9002.*
- *DOE Specification for Road Works - Green Book*
- *BS 63 Specification for single sized Aggregates for general purposes Part 1: 1987.*
- *BS 882:1992 Specification for aggregates from natural sources.*
- *BS 1198, 1199, 120 :1976 Specification for Building Sand from natural sources.*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interest in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Note)*	Long position	Beneficial owner	Personal interest	16,284,667	0.49%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	33,505,320	1.00%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Convertible bonds ("Hanny Bonds")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	3,508,407	0.11%

Note: Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.81 per Share (subject to adjustments), 3,508,407 Shares will be issued to Dr. Chan.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interest in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
ITC Corporation Limited ("ITC") *(Note)*	Long position	Interest of controlled corporation	1,668,774,544	–	49.99%
	Long position	Interest of controlled corporations	–	125,607,592	3.76%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	1,668,774,544	–	49.99%
	Long position	Interest of controlled corporations	–	125,607,592	3.76%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	1,668,774,544	–	49.99%
	Long position	Interest of controlled corporation	–	7,130,703	0.21%
Famex Investment Limited ("Famex") *(Note)*	Long position	Beneficial owner	1,668,774,544	–	49.99%
	Long position	Beneficial owner	–	7,130,703	0.21%

Note: Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 118,476,889 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,668,774,544 Shares and 7,130,703 Underlying Shares held by Famex. ITC Investment and ITC are deemed to be interested in 118,476,889 Underlying Shares held by Hollyfield.

ITC, through Hollyfield and Famex, also holds the Hanny Bonds with face value of HK$95,966,280 and HK$5,775,870 respectively. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.81 per Share (subject to adjustments), 118,476,889 Shares and 7,130,703 Shares will be issued to Hollyfield and Famex respectively.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Hanny Investment Group Limited	Global Media Limited	35%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO; or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. EXPERT AND CONSENT

(a) The following is the qualification of the expert who has given opinions and advice which is included in this circular:

Name	Qualification
SRK Consulting China Ltd.	Independent technical advisers

(b) As at the Latest Practicable Date, SRK Consulting China Ltd. did not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) SRK Consulting China Ltd. has given and has not withdrawn its written consent to the issue of this circular, with the inclusion of the references to its name and/or its opinion in the form and context in which they are included.

(d) SRK Consulting China Ltd. had no direct or indirect interest in any assets which had been acquired, or disposed of by, or leased to any member of the Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Group within two years immediately preceding the date of this circular.

6. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Mr. Wong King Lam, Joseph	Grand Field Group Holdings Limited	Property development and trading in the PRC (excluding Hong Kong and Macau)	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

7. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有**錦興集團有限公司**證券**出售或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

須予披露交易
收購江海貿易有限公司
88%股本權益

錦興集團有限公司之財務顧問

VXL FINANCIAL SERVICES LIMITED

卓越企业融資有限公司

（將易名為創越融資有限公司）

* 僅供識別

二零零七年八月九日

目　錄

頁次

釋義 1

董事會函件

緒言 3

協議 3

關於目標公司及江海之資料 6

關於江海礦場之資料 8

關於本集團之資料 8

進行收購事項之原因 9

收購事項對本公司之盈利及資產與負債之影響 9

一般事項 9

附錄一 － 技術報告 10

附錄二 － 一般資料 43

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」	指	買方根據協議之條款及條件向賣方收購出售權益
「協議」	指	賣方與買方就（其中包括）收購事項於二零零七年七月十日訂立之有條件協議
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「英屬維爾京群島」	指	英屬維爾京群島
「本公司」	指	錦興集團有限公司（股份代號：275），一家於百慕達註冊成立之公司，其股份於聯交所上市
「完成」	指	根據協議之條款及條件完成收購事項
「代價」	指	買方就收購事項支付予賣方之總代價，詳情載於本通函「董事會函件」之「代價」一節
「董事」	指	本公司董事
「卓盈豐」	指	卓盈豐有限公司，一家於二零零七年二月十六日在香港註冊成立之公司，為目標公司之全資附屬公司，而目標公司將收購江海之88%權益
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「江海」	指	江海貿易有限公司，一家於一九九七年七月十四日根據中國法律成立之公司
「江海礦場」	指	由江海控制，位於中國廣東省東莞市虎門附近珠江口盆地之採砂礦場
「最後實際可行日期」	指	二零零七年八月七日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「買方」	指	廣置有限公司，一家於英屬維爾京群島註冊成立之有限公司及為本公司之間接全資附屬公司
「人民幣」	指	人民幣，中國之法定貨幣
「出售權益」	指	一股每股面值1美元之股份，並佔目標公司之全部已發行股本

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股0.01港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「目標公司」	指	和彩有限公司,一家於二零零七年四月三日在英屬維爾京群島註冊成立之公司,持有卓盈豐之100%權益
「技術顧問」	指	SRK Consulting China Ltd.,為合資格之技術顧問,已獲本公司委任就江海礦場進行技術檢討
「技術報告」	指	由技術顧問編製之技術報告,全文載於本通函附錄一
「美元」	指	美元,美利堅合眾國之法定貨幣
「賣方」	指	裴夢瑩女士,為香港商人,全資擁有目標公司,並為本公司之獨立第三方(定義見上市規則)
「%」	指	百分比

本通函採用之匯率為人民幣1.00元兑1.02港元僅供參考之用。

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者:

須予披露交易
收購江海貿易有限公司
88%股本權益

緒言

董事會於二零零七年七月十九日宣佈,於二零零七年七月十日,本公司與賣方訂立有條件協議,據此,買方同意向賣方收購目標公司之一股股份(佔目標公司全部已發行股本),代價為179,000,000港元。根據協議之條款,目標公司將於完成時透過其全資附屬公司持有江海之88%股本權益。

根據上市規則第14.06(2)條,收購事項構成本公司一項須予披露交易。本通函旨在向　閣下提供有關收購事項之進一步資料。

協議

日期:

二零零七年七月十日

訂約方:

(1) 賣方 : 裘夢瑩女士

(2) 買方 : 廣置有限公司

* 僅供識別

江海主要從事並獲許可經營銷售建築用砂，待成功為相關採砂許可證續期後，江海將獲許可根據中國法例進行採砂業務。因此，就上市規則第18章而言，收購事項涉及收購天然資源開採權之權益。

董事注意到目標公司目前並無持有江海之88%權益，然而，協議之條件訂明目標公司或卓盈豐須先成為江海之88%權益持有人；因此，倘若目標公司或卓盈豐未能成為江海之88%權益持有人，以及本公司不信納彼等對目標公司、卓盈豐或江海進行之盡職審查，則收購事項將不會進行。

誠如賣方根據協議向本公司確認，賣方乃獨立於本公司及其關連人士（定義見上市規則），且與本公司及其關連人士並無關連。

代價

根據協議，代價179,000,000港元將以現金按下列方式支付：

1. 由買方須於簽訂協議時支付50,000,000港元予賣方作為訂金（「訂金」）。倘協議因賣方違約而未能完成，須向買方退還該訂金加利息。於最後實際可行日期，訂金已支付予賣方；及

2. 餘下之代價129,000,000港元須由買方於協議完成時或於協議完成後3日內支付予賣方。

代價179,000,000港元乃本公司與賣方考慮砂資源估計儲量、年採砂量、現時砂之市場價格及江海礦場之估計開採期限後而釐定。因此，代價之計算方法為：每年2,000,000立方米（即每年開採權之估計產量）x 人民幣10元（即每立方米可收取之估計費用淨額）x 88%（完成時於江海之股權）x 10年（即江海礦場之估計開採期限）= 人民幣176,000,000元（相等於約179,000,000港元）。

誠如技術顧問編製之技術報告所述，根據開採產能、砂之估計儲量及砂之估計回收量，以現時已知之儲量計算，江海礦場潛在開採年期約為30年。有鑑於此，董事認為將計算代價之估計開採期限定為10年，實屬公平。此外，協議之條款訂明，倘有關許可證未能於二零零八年、二零零九年及二零一零年任何一年續期，則代價將會全數退還予本公司。此外，鑑於代價乃本公司與賣方經長時間磋商後釐定，故董事認為落實交易乃最理想之結果。董事亦已向中國法律顧問合理查詢關於許可證續期事宜，並認為此乃採砂公司之正常業務程序。因此，董事認為釐定代價之基準及風險屬本公司可以接受之水平。

該代價將以本集團之內部資源撥付。該代價乃經考慮目前建築用砂之價格及江海之估計砂儲量等因素後釐定。該代價乃經協議之訂約雙方公平磋商後達致。董事（包括獨立非執行董事）認為：收購事項之條款及代價乃按一般商業條款訂立，且公平合理。有關江海之估計砂儲量之詳情載於下文「關於目標公司及江海之資料」一段。

先決條件

收購事項須待達成以下先決條件後，方告完成：

1. 賣方須促使向買方送交江海股東有關收購事項之同意書，以及放棄轉讓江海股份之優先購買權；

2. 買方信納對目標公司、卓盈豐及江海進行之財務、法律及業務盡職審查之結果；

3. 賣方提供有關目標公司、卓盈豐或江海之資料乃真實、準確及完備；

4. 江海獲得有關政府監管機關批准其轉為一家中外合資企業，以及將目標公司或卓盈豐註冊為江海88%權益之持有人；

5. 買方取得之法律意見使其信納目標公司乃於英屬維爾京群島妥為註冊成立及卓盈豐乃於香港註冊成立，兩者並有效存在；

6. 買方取得法律意見，指出江海乃於中國註冊成立，其註冊股本已獲全數繳足，並就其採砂業務持有有效牌照及批准；

7. 於協議訂立日期並無違反任何可能對目標公司、卓盈豐及江海之價值造成重大影響之陳述或保證；

8. 賣方提供有關法律文件，證明江海持有內伶仃航道（位於南沙港以東約2公里及深圳機場以西約10公里，座標為(113°41'29" E, 22°40'14" N)、(113°42'42" E, 22°40'17" N)、(113°42'07" E, 22°38'17" N)、(113°43'18" E, 22°38'17" N)）之採砂權，而該權利將不會於二零零八年七月一日或之前屆滿。

買方有權以書面豁免上述任何條件。倘上述之條件未能於二零零七年十月三十一日或之前或買方及賣方可能書面同意之其他較後日期及時間全部達成（或倘適用，獲買方書面豁免），買方將有權向賣方送達書面通知以終止協議。倘協議因上述原因終止時，買方已向賣方支付之全部訂金，將連同累計利息退還予買方。各訂約方一概不得根據協議向另一方提出任何申索（任何先前違反者除外）。

關於目標公司及江海之資料

目標公司為一家於英屬維京爾群島註冊成立之投資控股公司，其全部已發行股本由賣方最終實益擁有。目標公司為一家投資控股公司，並將透過其全資附屬公司(卓盈豐)於完成時持有江海之88%權益。江海現時由韓影菲女士、黃麗萍女士及郎晨先生分別擁有88%、8%及4%權益。上述三人均獨立於本公司及其關連人士(定義見上市規則)，且與本公司及其關連人士並無關連。由於本公司與韓影菲女士之間並無直接業務關係，加上本公司已獲知會江海目前正進行重組(賣方將向韓影菲女士收購江海之88%權益)，故董事認為與賣方直接訂立協議乃符合本公司及股東之整體利益。

江海主要從事並獲許可經營銷售建築用砂，待成功為相關採砂許可證續期後，江海將獲許可根據中國法例進行採砂業務。於有關採砂許可證到期前，江海持有珠江口盆地水道以南(南沙港以東約2.0公里處)之礦場之採砂權之法律程序文件。江海持有之法律程序文件包括(i)由國家海洋局批准之海域使用權證書(編號061100033，二零零六年七月)；及(ii)由廣東省水利廳批發的河道採砂許可證(編號 2005 037，於二零零五年十一月)，該許可證允許之開採量為每年約2,000,000立方米。賣方知會，江海已完成上述許可證之續期申請，並待政府機關簽發有關許可證。作為完成之其中一項條件，本公司將會取得中國法律意見，其有關江海是否已取得採砂營運業務之一切必要許可證。賣方另知會，倘若本公司擁有河道採砂許可證及海域使用權證書，水上水下施工作業許可證將會每季自動續期。然而，倘若本公司僅擁有上述其中一項許可證，則政府機關將會以酌情基準簽發水上水下施工作業許可證。下表載有其他資料：

牌照／證書類別	牌照號碼	發出日	續期日	年費(人民幣)
河道採砂許可證	2005 037	二零零五年十一月	二零零六年十一月	無
海域使用權證書	061100033	二零零六年七月	二零零七年七月	1,800,000元
水上水下施工作業許可證	穗海事工准字A07第056號	二零零七年六月一日	二零零七年七月十三日	無

相關採砂營運許可證成功續期後，江海將負責申請及提供海域使用權證書及河道採砂許可證。江海目前不擬自行進行任何採砂活動，惟不排除日後可能進行採砂活動。江海現時之業務計劃為向將於江海礦場進行採砂活動之其他第三方出租採砂權，從而根據該等第三方之採砂量收取費用。

根據中國法律，經營採砂業務須取得特殊批文，該等批文為期一年，並須每年續期。能否成功獲批牌照須視乎當地有關環保、天然資源保護事宜之政策及／或其他相關規例而定。

根據協議，倘江海未能取得二零零八年至二零一零年任何相關採砂權許可證，則賣方須於接獲買方發出之書面通知後五個營業日內，向買方退還買方向賣方支付之全數款項（扣除目標公司向買方支付之任何款項）。於此情況下，買方將安排按象徵式代價1港元，向賣方轉讓目標公司全部已發行股本總額，惟須受限於任何適用法律規定。

本公司已就上述許可證／准許證事宜初步諮詢中國律師。本公司已就江海及江海礦場進行盡職審查，並將繼續進行有關審查。完成之其中一項條件訂明本公司必須信納盡職審查之結果，且必須取得與相關許可證之有效性有關之中國法律意見。

關於目標公司及江海之財務資料

目標公司乃最近於二零零七年四月三日成立，因此並無任何經審核財務報表。完成後，目標公司將成為本公司之全資附屬公司，而其財務業績於本公司之財務報表內綜合入賬。就本公司所知，目標公司之主要資產為採砂權。目標公司全部已發行股本之總代價為179,000,000港元，並將以現金支付。

江海於二零零七年三月三十一日之未經審核資產淨值約為人民幣1,420,000元，而於截至二零零七年三月三十一日止十二個月錄得之未經審核溢利約為人民幣920,000元。完成後，江海將由目標公司直接或間接擁有88%權益；而其業績將於本公司之財務報表內綜合入賬。

截至二零零六年及二零零七年三月三十一日止兩個財政年度，目標公司應佔之純利總額如下：

	二零零七年 人民幣	二零零六年 人民幣
未經審核除税及特殊項目前純利	923,853	0
未經審核除税及特殊項目後純利／(虧損淨額)	923,853	0

資金需求

江海已完成有關採砂業務許可證之續期手續，並待政府機關簽發有關許可證。江海現無意進行任何探砂活動。然而，倘江海決定於日後進行探砂活動，本公司預期開展該項業務須作出約人民幣50,000,000元之額外固定資產投資。

目前預期由本通函日期起計兩個年度（假設落實完成），本集團須以現金支付未償還代價合共129,000,000港元。經計及本集團現有內部財務資源及經營業務產生之現金，估計本集團於未來兩個年度各年將錄得淨現金流入。

關於江海礦場之資料

江海建築用砂項目工地位於珠江口盆地，廣東省東莞市虎門附近。其為一個包含河流沉積、三角洲沉積及海岸沉積之現代海洋沉積盆地。發展為建築用之砂層屬於河流沉積。根據技術顧問編製之技術報告，該盆地由上至下之各主要地層為：

- 淤泥：海岸沉澱物，灰黑色，飽和，流塑狀，含有蠔殼及腐殖物。在中下層有少量石英砂。淤泥之厚度並不平均，通常介乎3.67米至12.8米，部分超過15米。

- 砂質黏土：海岸沉澱物，灰褐色或灰黃色和灰色，高黏性，飽和，軟塑性或硬塑性。以分層次及透鏡狀出現，其分佈並不平均。

- 中度粗砂：三角洲之河流沉澱物，為建築用之主要砂層，灰黑色、灰色或灰黃色，飽和、鬆散，可分類程度高。

- 砂層厚度不平均，由7米至39米不等及有些地方混合了黏土或幼砂層。

- 花崗岩殘留土：花崗岩石質之風化殘積土。褐黃色或灰褐色和淺褐紅色，可塑狀。混有黏土、石英和一些長石。殘積土之厚度不明。

礦產資源

於二零零七年一月，江海鑽探九個洞以勘探建築用砂之資源並對該資源進行估計。中國研究院南海海洋研究所之海洋環境工程中心以地球物理學及鑽探方法進行江海工程工地之勘探。用以估計資源之方程式如下：

$$V = S \bullet H$$

其中V為砂之資源（立方米）；
S為估計砂體之整體面積；及
H 為砂體之平均厚度。

在估計中，中度粗砂之資源已作出估量，惟不包括對幼砂。砂脈之厚度以平均運算方法計算及砂脈分佈面積則以多邊形方法計量。誠如技術顧問編製之技術報告所述，建築用砂資源（粗－中度粗砂）之總量估計約為**40,000,000立方米**。

關於本集團之資料

本公司為一家投資控股公司，主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括(i)一家股份於澳洲證券交易所上市之附屬公司；(ii)一家股份於美利堅合眾國場外交易議價板買賣之附屬公司；(iii)多家股份於聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iv)由多家股份於聯交所上市之公司發行之長期可兌換票據之投資。

進行收購事項之原因

根據本公司進行之盡職審查，由於江海礦場擁有豐富之建築用砂儲量，董事認為應將本集團之業務擴展至包含建築用砂儲量。董事相信，隨著中國經濟增長，建築用砂（主要用於各類房屋、工廠和一般工程建設，包括公路建設、房屋地基、工地發展、樓面裝修、混凝土、磚瓦及建築組件及磚頭等）之消耗將於不久將來持續增加。董事亦相信，自江海取得穩定之建築用砂儲量供應後，該收購事項可鞏固及整合目前持有採砂船隻之業務。本集團現時聘有5名具備相關採砂業務經驗員工；於完成後，本集團將增聘4名富經驗之員工，主要負責江海礦場之運作。管理層深信本集團擁有足夠資源應付新收購事項所需，而本公司將視乎人手需求情況，為該業務招攬更多專業人才。因此，董事相信收購事項可為本集團帶來多元化投資組合及可觀前景。各董事（包括獨立非執行董事）認為，收購事項之條款屬公平合理，且符合本公司及股東整體之利益。

收購事項對本公司之盈利及資產與負債之影響

收購事項之總代價將由本集團之內部資源中以現金支付。本公司於完成時將成為目標公司之唯一股東，亦透過目標公司之全資附屬公司持有江海之88%股本權益。因此，江海將於本公司之賬目中綜合入賬。本公司認為，收購事項不會對本公司之資產與負債造成任何即時影響。收購事項預期不會對本公司短期內之盈利造成任何重大影響，惟預期長遠而言可提高本公司之盈利能力。

一般事項

敬請留意本通函附錄載列之其他資料。

此　致

列位股東　台照
及本公司可兌換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年八月九日

以下為SRK Consulting China Ltd.有關江海礦場估計砂資源之技術報告全文，乃為載入本通函而編製。

SRK Consulting
Engineers and Scientists

敬啟者：

獨立技術顧問報告

錦興集團有限公司（「錦興」）為一家於香港聯合交易所有限公司上市之公司，現正評估江海建築用砂項目。以下報告概述江海貿易有限公司營運之廣東省東莞市珠江口盆地之江海建築用砂項目之若干採砂礦權及採砂船之獨立技術及經濟評估結果。本報告由SRK Consulting China Ltd.（地址為：中國北京東城區建國門內大街8號中糧廣場14樓，郵編：100005）編製。

本報告旨在提供江海採砂礦權之獨立技術評估，以供載入錦興向香港聯合交易所有限公司刊發之文件。本報告乃根據香港聯合交易所有限公司證券上市規則（「上市規則」，尤指第18章）編製。

日期為二零零七年五月之報告乃SRK就江海項目提供之唯一報告。

SRK之獨立性

SRK或本報告之任何撰寫人於本報告之結果中並無擁有任何重大即時或或然利益，亦無擁有可被合理認為足以影響彼等或SRK之獨立性之任何金錢利益或其他利益。SRK並無於錦興或持有採砂許可證之公司持有股權。SRK之前並無因本報告之主題砂項目而與錦興有任何關連。SRK並無於技術評估之結果中擁有足以影響其獨立性之實益權益。SRK完成本報告之費用乃以其正常專業日常價格加雜費補償為基準。專業費用之支付與本報告結果無任何或然關係。

工作範圍

本報告之結果乃依據SRK人員實地視察項目地區之前及期間收集所得之資料，以及其後通過電子郵件、傳真或電話提供給SRK之資料。進行實地視察時，SRK人員與江海項目之當地人員進行詳細開放之討論。

SRK已調查多個技術領域，包括地質及資源估計、資源及儲量估計、選礦、環境及社會層面、法定規定（包括礦權範圍）、公司管理方法及結構、經營成本及資本投資，並就此作出報告。

資源及儲量

SRK對中國科學院南海海洋研究所海洋工程中心（「海洋工程中心」）所估計之資源及儲量進行高水平審查。該等資源及儲量估計為編製本報告之一個重要參數，並按照中國體系之要求報告。SRK信納資源及儲量乃按照國家管理部門指定在項目開發中特定階段資源估計之要求進行。此等傳統方法通常保守地適用於盡職調查所要求之標準。

SRK認為，現有之個別估計為可靠，乃相關礦產資源之一個合理總體估計，儘管不完全符合報告勘探結果、礦產資源及礦石儲量之澳大利亞準則（「JORC守則」）之標準。JORC準則需要礦床取樣、化驗、檢驗計算和資源估計方面詳盡記錄。這些資料通常是以數字化格式記錄在電腦化之數據庫中，以便第三方能作快速檢驗。因此，符合JORC守則標準之礦產資源之獨立報告需要對與礦產資源和儲量估計相關之所有方面進行審查，包括對樣本採集方法、採樣程序之質量控制、化驗結果和檢驗樣品和空樣之檢驗之審查，以及對用多種方法之資源估計進行審查，以保證所選用估計方法是否適用。如果任何步驟不能得到完全審查，JORC守則要求技術顧問指出資源和儲量估計不符合JORC守則標準之原因。

許多中國採礦公司（包括江海貿易有限公司）並無與西方國家一樣保留地質採樣質量控制記錄之傳統，因此沒有複製樣本以驗證化驗結果。傳統之中國記錄系統以書面報告為基礎，而非數字化之記錄或數據庫，通常用畫在紙上之地質剖面圖。

SRK 所採用之做法是審查江海貿易有限公司提供之資源和儲量估計，並檢討海洋工程中心所採用之估計方法。

報告標準

下文所載之報告根據澳大利亞礦業權價值評估指南（Valmin準則）標準編製，SRK認為此乃符合技術評估報告之標準。澳洲採礦及冶金學會(AusIMM) 採用 Valmin 準則，對所有AusIMM成員均具約束力。Valmin準則包含JORC守則作申報礦產資源和礦石儲量。SRK認為該報告是按照國際上報告礦產資源礦石和儲量之標準而編製。

在報告中，SRK將錦興之慣例與國際最佳慣例做了對比，這些對比為定性性質。在進行定量對比時，提供了數據之來源。本報告並非一份估值報告，故對礦產資產之價值不加評論。本報告審查之內容確實包括產品價格、社會及政治問題及環保議題，但SRK並不對相關資產及礦權之具體價值發表任何觀點。

同意書

SRK同意按所提供之技術評估所示之格式及內容在錦興向香港聯合交易所有限公司提交之文件載列本報告全文，而不作其他用途。本報告之個別章節所示之技術評估需連同（而非獨立）整份報告及封面函件中所提供之資料進行考慮，而此亦為SRK發出本同意書之基礎。

此 致

香港
中環夏慤道12號
美國銀行中心31樓
錦興集團有限公司

列位董事 台照

SRK Consulting
孫永聯博士
董事總經理
SRK Consulting China Ltd
謹啟

二零零七年八月九日

執行概要

引言

錦興集團有限公司(「錦興」)為一間股份於香港聯合交易所有限公司(「聯交所」)上市之公司，現正評估位於中國廣東省東莞市珠江口盆地之江海建築用砂礦場(「該項目」)。錦興要求SRK Consulting China Ltd(「SRK」)提供一份獨立技術評估報告，該報告可能遵照聯交所證券上市規則之規定公開披露。

主要目標概要

SRK旨在審閱珠江口盆地之建築用砂礦場一切相關技術層面，務求令錦興清楚瞭解該項目在地質、資源／儲量、開發及環境方面之事宜，並提供有關進一步勘探／開發之推薦建議。SRK須提供一份可供私人或公開使用之獨立報告，以協助可能進行之集資及決策，而本報告可能遵照聯交所證券上市規則之規定公開披露。

工作計劃大綱

工作計劃分為兩個階段:

第一期　－　先往廣東省珠海後往東莞、視察建築用砂礦場、會見採砂公司員工、擬備報告初稿及返回北京；及

第二期　－　完成報告初稿、送交報告副本供錦興審閱及落實報告內容。

結果

整體

SRK已視察及查察江海建築用砂項目工地，並認為該工地之建築用砂資源對建築業而言具有吸引力。該工地資源充足，且開發需求簡單。該礦場適合以噴射式採砂船採砂，設備需求簡單，無須興建基建。現時香港、深圳及廣州等周邊城市對建築用砂需求甚殷。增加該項目工地及附近地區資源量之潛力非常龐大。迄今已勘探之範圍少於許可證所涉及者，而由於在地質勘察、決定砂粒大小及礦物試驗方面受到限制，導致難以有把握地估計資源。現時並無勘探建築用砂之國際標準，惟SRK建議開鑿額外探土孔及進行抽樣，以更詳細瞭解現時可供開採之沉積砂。

試驗額外砂樣本旨在更清楚知悉砂種類及砂粒大小分佈，可能有助改善及增加可用面積及調高砂產品之市價。

地質學及礦物學

區域地質學

江海建築用砂項目工地位於珠江口盆地，其為一個包含現時出現之河流沉積、三角洲沉積及海岸沉積之現代海洋沉積盆地。發展為建築用之砂層屬於河流沉積。該盆地由上至下之各主要地層為：

- 淤泥：海岸沉澱物，灰黑色，飽和，流塑狀，含有螺殼及腐殖物。在中下層有少量石英砂。淤泥之厚度並不平均，通常介乎3.67米至12.8米，部分超過15米。

- 砂質黏土：海岸沉澱物，灰褐色或灰黃色和灰色，高黏性，飽和，軟塑性或硬塑性。以分層次及透鏡狀出現，其分佈並不平均。

- 中度粗砂：三角洲之河流沉澱物，為建築用之主要砂層，灰黑色、灰色或灰黃色，飽和、鬆散，可分類程度高。砂層厚度不平均，由7米至39米不等及有些地方混合了黏土或幼砂層。

- 花崗岩殘積土：花崗岩石質之風化殘積土。褐黃色或灰褐色和淺褐紅色，可塑狀。混有黏土、石英和一些長石。殘積土之厚度不明。

江海項目工地之地質狀況

由江海貿易有限公司控制之礦場之沉積層如下：

- 淤泥：灰褐色，灰黑色，飽和，流塑狀，含有腐殖物。淤泥之分佈平均，厚度介乎5.1米至9.4米，平均為6.8米。

- 幼砂：褐黃色，飽和，鬆散，分選良好及級配正常。幼砂分佈之厚度最低為2.8米，最高為5米，平均為3.9米。

- 粉砂黏土：灰褐色，飽和，軟塑性，含有粉砂及貝殼。分佈並不平均，厚度最低為2米，最高為4.3米，平均為4米。

- 中砂及粗砂：灰色及灰黃色，飽和，鬆散，分選欠佳及級配度高。分佈平均，平均厚度為23.7米，最低為18.9米，最高為28.8米。

- 黏土及粉砂黏土：灰色及灰黃色，塑狀，主要包括黏度高之黏土礦物。黏土分佈並不平均，平均厚度為2.68米。

- 粉砂黏土：灰黃色，硬塑性，主要包括黏土及石英，為已風化之花崗岩殘積土。

- 粉砂黏土下為花崗岩基。

礦物學

由於砂主要用於填地及建築，故公司認為瞭解砂床之礦物成份並非十分重要。現時並無描述建築用砂之礦物成份之明顯需求或要求。江海砂產品已根據BS 882: 1992（現由BS EN 12620: 2002取代）分類為「M」區中含細骨料之河砂。

根據測試結果及標準，砂產品質優且適合用於各類房屋、工廠和一般工程建設，包括公路建設、房屋地基、工地發展、樓面裝修、混凝土、磚瓦及建築組件及磚頭等。

資源

下表載列江海項目之建築用砂資源總量。

持有公司	砂礦床名稱	資源量（立方米）
江海貿易有限公司	礦區	46,693,351

開採（開發）

江海之建築用砂項目工地位於珠江口，鄰近香港、深圳及廣州。香港、深圳及廣州均為對建築用砂需求日高之發展中城市。因此，由江海控制之礦區蘊藏之砂資源具有龐大之市場潛力。中粗砂砂床尚未經過形成沉積岩之過程，故無須進行大量工序。於採砂工地使用噴射式採砂船採砂乃最能配合採砂目標及效率。根據獲准之開採量計算，目前已知之礦床之潛在礦山壽命約為30年。現時估計之砂採收率為40%至50%。產出增加或採收率下跌可能會縮短開採期。

環境

就環保及管理層面而言，本報告審閱之項目工地及採砂船基本上均運作良好。於實地勘察期間並無注意到任何不利影響，於審閱文件時亦無舉出任何不利影響。

SRK視察之江海項目工地具有進行挖掘作業所需之牌照及許可證。江海工地所用之三艘採砂船及辦公／行政船目前獲正確地發牌，可根據中國法例規定運作。

儘管領有所需牌照及許可證之採砂作業表示已遵守環境法例，惟並無實地環境評估及政府批文提供以供審閱，亦無年度監察報告提供以供審閱。

整體而言，採砂作業從觀察所得乃充份按照環境標準管理的項目。防止污染環境之採砂船議定書及程序經已制定並妥善管理。

社會及社區

除少數居於船上之漁民外，江海採砂作業工地附近並無大型社區。作業亦僱用當地人士，以進一步惠及該區。

該項目所在之地區附近主要用作捕魚、其他挖掘作業、航海及港口活動。

是次勘察中並無舉出有公眾人士投訴該項目之活動之紀錄。

經營成本

SRK並無取得及審閱江海採砂作業之詳細市價、生產成本及銷售數據。根據該項目之當地經理提供之資料，採砂作業似乎有利可圖。

就開採作業而言，較大型之採砂船之設計產能約為每小時3,000立方米，實質產能約為每小時2,000立方米，而較小型之採砂船之實質產能則約為每小時1,000立方米。將砂裝運至運砂船之價格為每立方米人民幣30元，而根據採砂公司之員工及經理表示，現時生產砂之成本超過每立方米人民幣10元。香港之市價約為每立方米50-60港元(到岸價－成本、保險及運費)。海域使用權費目前為每年每公頃人民幣7,500元，而礦產資源費為營業額之2%。

目錄

執行概要 13
目錄 17
圖覽 18
表覽 18
免責聲明 19

1 **引言** 20

2 **背景資料及概要** 20
項目之背景資料 20
工作範圍 20

3 **目標及工作計劃** 20
計劃目標 20
報告目的 20
報告準則 20
工作計劃 21
項目團隊 21
SRK獨立性聲明 22
彌償保證 22
前瞻性陳述 23

4 **引言** 23

5 **地質及礦產資源存量評估** 24
區域地質學 24
項目工地之地質狀況 24
由江海貿易有限公司控制之採礦區 24
礦物學及特性 26
測試結果概要及品質控制 27
資源估計 28
江海貿易有限公司採礦區之資源 28
江海項目工地之建築用砂總資源量 28
進一步勘探之潛力 29
牌照／許可證及批文 29

6 **採礦評估** 30
採礦方法 30
採砂期 31

7 **環境評估** 32
引言 32
項目位置及概況 32
環境勘察目標 33
環境勘察範圍及標準 33
環境調整結果概要 33
方法 33
可供查閱之資料 33
環境事宜概要及管理 35
法例背景資料 36
環境影響評估及批文 37
對地區造成之干擾及重整 38
危險品 38
空氣污染問題 38
產生塵埃 38
氣體排放 38
溫室氣體排放 38
廢物處理 39
廢油及油質廢水 39
固體廢物 39
污水 39
受污染工地評估 39
環境風險評估 40
工地重整及關閉計劃 40
結論 40

8 **社會評估** 41
社會及社區之互動 41
文化遺產 41

9 **項目結論及推薦建議** 42

10 **參考資料** 42

圖覽

圖4-1：江海貿易有限公司採砂項目工地之位置 23
圖5-1：江海貿易有限公司之採礦區之沉積層 25
圖5-2：於江海估計之面積對比 26
圖6-1：噴射式採砂船(編號D138) 30
圖6-2：延長抽吸管之保養工作 30
圖6-3：江海於工地管理及監察船隻 31
圖6-4：江海貿易有限公司工地之挖砂作業 31

表覽

表3-1：SRK項目團隊 21
表5-1：江海砂樣本之BS篩分析結果 26
表5-2：BS 882細骨料之級配 27
表5-3：江海砂樣本之測試結果概要 27
表5-4：由江海貿易有限公司控制之總資源量 28

免責聲明

本報告所表達之意見乃根據錦興集團有限公司及江海貿易有限公司提供予SRK之資料編製。本報告所載意見乃應錦興集團有限公司之特定要求而提供。在審閱所提供之資料時，SRK已作出一切適當之審慎措施。儘管SRK已比較所提供之主要數據與預期價值，惟審閱所得結果及結論之準確性完全依賴所提供數據是否準確及完整。SRK概不就所提供資料之任何錯誤或遺漏承擔任何責任，亦不承擔因該等資料而作出之商業決定或行為所產生之任何相關法律責任。



1 引言

錦興集團有限公司(「錦興」)為一間於香港聯合交易所有限公司(「聯交所」)上市之公司,現正評估位於中國廣東省東莞市珠江口盆地之建築用砂項目(「該項目」)。錦興要求SRK Consulting China Ltd(「SRK」)提供一份獨立技術評估報告,該報告可能遵照聯交所證券上市規則之規定公開披露。

2 背景資料及概要

2.1 項目之背景資料

錦興委聘SRK勘察位於廣東省東莞市珠江口盆地之江海建築用砂項目,並就此作出報告。SRK已審閱一份地質報告,當中估計該項目之砂資源。江海工地現正進行挖砂作業。

2.2 工作範圍

工作範圍包括由SRK審閱該項目之各個技術層面,包括地質、資源、開發及環境方面之事宜。工作範圍亦要求SRK編製一份獨立技術審閱報告,當中涵蓋地質、資源/儲量、開發及環境方面之事宜,並提供該項目之進一步勘探/開發之推薦建議。SRK須提供一份可供私人或公開使用之獨立報告,以協助可能進行之集資及決策,而本報告可能遵照聯交所證券上市規則之規定公開披露。

3 目標及工作計劃

3.1 計劃目標

計劃旨在審閱手頭之數據、進行實地訪查及向錦興提供口頭意見及一份書面獨立技術評估報告,以成工作範圍。

3.2 報告目的

SRK報告旨在向錦興及潛在投資者提供關於採砂項目及其進一步勘探及開發潛力之獨立技術審閱報告。

3.3 報告準則

本報告乃根據Valmin守則之指引而編製,SRK認為此乃符合技術評估報告之標準。Valmin守則包含聯合礦石儲量委員會(「JORC」)守則作申報礦產資源及礦石儲量,對所有澳洲採礦及冶金學會成員均具約束力。

本報告並非估值報告(定義見Valmin守則),且並無發表有關礦產資產價值之意見。本報告所勘查之範疇雖然包括社會政治問題及環境考慮,惟SRK並無發表涉及資產特定價值之意見。

3.4 工作計劃

工作計劃包括下列各項：

- 於進行項目實地訪查前審閱數據；
- 進行江海採砂項目之實地查察；
- 與採砂公司江海貿易有限公司之營運及管理員工討論；
- 根據實地查察之結果及所提供之資料，審閱該項目之各個技術層面，包括地質、資源、開發及環境方面之事宜；
- 編製一份有關該項目技術層面之報告初稿；
- 向錦興提交報告初稿以供評註；
- 完成及提交最終報告。

3.5 項目團隊

SRK項目團隊及其就本報告之職責載於下表。

表3-1：SRK項目團隊

顧問	職稱及責任
史別林博士	首席顧問／團隊領袖、協調人。
楊清堂	高級地質學家／地質及資源勘察。
Andrew Lewis	環境工程師／環境事宜／編輯。
Mike Warren	首席顧問、項目評估／同儕評核及品質控制。

史別林博士，PhD、MAusIMM、澳洲地理統計學會(Geostatistics Association of Australia)會員，為首席顧問，具備地質及礦產資源估計專長。彼於經濟地質學、採礦地質學及應用地理統計學方面擁有逾26年之勘探地質學及採礦工業經驗。別林過往曾於多個金屬礦石項目取得地質學、變異圖分析及資源估計之豐富經驗。彼提供關於在評估礦產資源時應用專門地理統計方法之諮詢服務，並曾參與各類地質及地質統計研究，包括黃金、鐵礦石、錫鎢、銅、鎳鈷及鉑類金屬(PGM)。史博士之工作亦包括勘察多個金、銅及鐵礦之資源、為客戶評估信心水平及識別進行重大改善工程之機會。史博士負責勘察地質及資源，並獲提名為本項目中估計地質及礦產資源之合資格人士。別林為SRK項目之項目經理。

楊清堂，高級地質學家。楊先生於一九七六年畢業於中國石油大學，並於一九七九年在北京大學之地質培訓班接受培訓。彼曾於化學工業部旗下之化學礦產地質研究院任職逾20年，專事化工礦產資源研究及實地勘探。彼亦曾任職化學工業部旗下地質礦山局約10年，專責勘探計劃之設計評估及地質報告之評估與評核。楊先生於地質勘探、地質研究及資源評估方面饒富經驗。彼於一九九七年至一九九八年間在玻利維亞一個金礦工作。自二零零五年以來，彼曾參與「鑫豐：甘肅省禮縣三人溝探金計劃」及「湖北省宜昌市高磷赤鐵礦之技術勘察」等多個計劃之地質勘探及管理。楊先生最近參與四川省「三大灣多金屬礦技術評估報告」之項目。

Andrew R. Lewis（環境工程師），於一九九八年畢業於Griffith University，獲環境科學理學士學位。Andrew曾為政府部門開發及推行培訓計劃，務求令各政府部門更深入瞭解及傳達環境影響，當中包括經濟發展以至解決方法等範疇。彼曾處理泰國非政府組織之開發項目對大湄公河地區造成之環境及社會影響，並於集中改善受大型基建發展項目影響之當地社區之下游利益方面擁有經驗。

Mike Warren，BSc (Mining Eng), MBA, MAusIMM, FAICD，首席顧問（項目評估），為礦業工程師，擁有逾30年包括實地及總辦事處職務之經驗，並於採礦項目之投資銀行方面擁有五年經驗。Mike曾與SRK之勘察團隊參與澳洲、紐西蘭、巴布亞新畿內亞、加拿大、蒙古及中國之採礦項目。Mike為SRK之董事，駐於悉尼。彼為澳洲採礦及冶金學會(AusIMM)會員及澳洲公司董事協會(AICD)之資深會員。

3.6 SRK獨立性聲明

SRK或本報告撰寫人均無於本報告之結果中擁有任何重大現有或者或然利益，亦無擁有可能被合理認為足以影響彼等或SRK獨立性之任何金錢利益或其他利益。SRK並無擁有錦興或持有採砂牌照之公司之股權。

SRK過往並無與本報告所涉及之採砂項目而與錦興有任何聯繫。SRK並無於可影響其獨立性之技術評估結果中擁有任何實益權益。

SRK編製本報告之費用按其一般專業每日收費率計算，另加額外開支之補償。該專業費用之款項與本報告之結果並無任何關係。

3.7 彌償保證

誠如Valmin守則所推薦，錦興已向SRK提供一項彌償保證，據此，SRK會就下列情況導致須進行任何額外工作所產生之任何負債及／或任何額外工作或開支而獲得賠償：

- SRK倚賴錦興提供之資料或錦興並無提供重要資料而引致；或
- 關於因本報告產生之查詢、提問或任何公開聆訊導致SRK之工作量增加。

3.8 前瞻性陳述

礦產資源、礦石儲量及開發生產之估計實質上為前瞻性陳述，惟日後表現之預測將會有別於實際表現。該等預測誤差乃由於內在之不確定因素所致，包括地質數據之解釋、開發計劃實施之變動、受許多因素（包括天氣、是否具備所需設備及供應、價格波動及法規變動）影響之配合建設及生產計劃安排之能力。

對前瞻性陳述中環境事宜之可能來源在本報告之適當章節中更詳盡地說明。報告內亦提供在營運各個不同領域之內在風險之意見。

4 引言

江海貿易有限公司控制本報告所涉珠江口地區之建築用砂項目。採礦權由江海貿易有限公司持有。圖4-1顯示該項目工地之位置。


Idex Map of Mining Area
Dajiaotou
Chuanbi Island
0 5km 10km
Chuanbi Channel
Shenzhen airpot
Wan
Qing
Sha
Nansha Port
Mining area of Jianghai Co.
Long
Xue
Waterway
Hengmen Island
Shenzhen
Lingding Fairway
Neilingding Island
Aoqi Island
Hongkong
22°45'
40'
35'
30'
22°25'
113°35'
40'
45'
50'
55'
114°

圖4-1：江海貿易有限公司採砂項目工地之位置

由江海貿易有限公司控制之該項目工地位於內伶仃航道東面（位於南沙港以東約2公里及深圳機場以西約10公里，座標為(113°41'29", 22° 40' 14 ")、(113°42'42", 22°40' 17")、(113°42'07", 22° 38' 17")、(113°43'18", 22° 38' 17")。SRK已察看江海貿易有限公司持有之相關證書及牌照。

該項目之工地位於珠江口內，而珠江則流向南中國海。此區水深約6米至7米，潮汐漲退時之水流較急。該區位於南亞海洋熱帶季風氣候帶，全年平均溫度為攝氏22.5度，一月最低溫，七月最高溫。夏季主要吹東南風，冬季則吹東北風。五月至十月為風季，風力最高。

5 地質及礦產資源存量評估

5.1 區域地質學

該項目之工地為一個包含現時出現之河流沉積、三角洲沉積及海岸沉積之現代海洋沉積盆地。發展為建築用之砂層屬於河流沉積。該盆地由上至下之各主要地層為：

- 淤泥：海岸沉澱物，灰黑色，飽和，流塑狀，含有蠔殼及腐殖物。在中下層有少量石英砂。淤泥之厚度並不平均，通常介乎3.67米至12.8米，部分超過15米。

- 砂質黏土：海岸沉澱物，灰褐色或灰黃色和灰色，高黏性，飽和，軟塑性或硬塑性。以分層次及透鏡狀出現，其分佈並不平均。

- 中度粗砂：三角洲之河流沉澱物，為建築用之主要砂層，灰黑色、灰色或灰黃色，飽和、鬆散，可分類程度高。砂層厚度不平均，由7米至39米不等及有些地方混合了黏土或幼砂層。

- 花崗岩殘積土：花崗岩石質之風化殘積土。褐黃色或灰褐色和淺褐紅色，可塑狀。混有黏土、石英和一些長石。殘積土之厚度不明。

5.2 項目工地之地質狀況

5.2.1 由江海貿易有限公司控制之採礦區

由江海貿易有限公司控制之礦場之沉積層如下：

- 淤泥：灰褐色，灰黑色，飽和，流塑狀，含有腐殖物。淤泥之分佈平均，厚度介乎5.1米至9.4米，平均為6.8米。

- 幼砂：褐黃色，飽和，鬆散，分選良好及級配正常。幼砂分佈之厚度最低為2.8米，最高為5米，平均為3.9米。

- 粉砂黏土：灰褐色，飽和，軟塑性，含有粉砂及貝殼。分佈並不平均，厚度最低為2米，最高為4.3米，平均為4米。

- 中砂及粗砂：灰色及灰黃色，飽和，鬆散，分選欠佳及級配度高。分佈平均，平均厚度為23.7米，最低為18.9米，最高為28.8米。
- 黏土及粉砂黏土：灰色及灰黃色，塑狀，主要包括黏度高之黏土礦物。黏土分佈並不平均，平均厚度為2.68米。
- 粉砂黏土：灰黃色，硬塑性，主要包括黏土及石英，為已風化之花崗岩殘積土。
- 粉砂黏土下為花崗岩基。

圖5-1顯示江海貿易有限公司採礦區之地質橫切面。


Geological Cross Section of Mining
Area Jianghai Co.
Level
0
-7m
-14m
-21m
-28m
-35m
-42m
K8
K1
K3
K2
Sludge
clay
coarse sand
silt clay
space of borehole
1260m
862m
2400m

圖5-1： 江海貿易有限公司之採礦區之沉積層

於二零零七年一月曾進行勘探研究，並估計砂資源，惟所勘探之地區面積遠少於獲准之地區面積，見圖5-2。


Contrast of area of resource estimated with
Mining area of Jianghai Co.
Mining area of Jianghai Co.
area of resource estimated
Drilling hole
K1
K2
K3
K5
K7

圖5-2：　於江海估計之面積對比

SRK認為，中粗砂層為主砂體，可開發成建築用砂。砂體之厚度及平均分佈令其成為絕佳之砂資源。由於在二零零七年一月勘探之地區有別於政府准許之採礦區，故該區之總砂資源量可能會於進行進一步勘探工程時大幅增加。

5.3 礦物學及特性

由於砂產品主要用於填地及建築，故公司認為瞭解砂床之礦物成份並非十分重要。一般並無描述建築用砂之礦物成份之特別要求。然而，建築業有若干關於砂產品級配及水溶氯化物含量之標準及具體規定。

佳力高試驗中心有限公司已就江海砂樣本進行實驗室評估，以確認樣本之級配及平均水溶氯化物含量。該等產品符合相關之BSI標準。表5-1顯示實驗室進行之篩析結果。

表5-1：　江海砂樣本之BS篩分析結果

BS篩	所保留之重量	所保留之累計重量	所保留之百分比	通過之百分比（範圍／平均百分比）
37.5毫米				
20毫米				
14毫米				
10毫米				
5毫米	8.7	8.7	3	(89-100) 97
2.36毫米	38.6	47.3	16	(65-100) 84
1.18毫米	61.6	108.9	36	(45-100) 64
600微米	92.6	201.5	66	(25-80) 34
300微米	78.3	279.8	92	(5-48) 8
150微米	21.1	300.9	99	(0-15) 1
選礦鍋	2.9	303.8	100	0

表5-1中可見多達50%砂之級配大小介乎1.0毫米至5.0毫米。

江海砂產品已根據**BS 882: 1992**(現由BS EN 12620: 2002取代)分類為「M」區中含細骨料之河砂。表5-2載有若干**BS 882**之參考數字,有關數字指明透過將天然物料加工成混凝土所得之骨料之品質及級配規定。

表5-2: BS 882細骨料之級配

細骨料之級配
穿過B.S篩之砂塊之百分比

篩之大小	整體上限	級配之額外上限 粗砂	中砂	幼砂
10.00毫米	100	–	–	–
5.00毫米	89-100	–	–	–
2.36毫米	60-100	60-100	65-100	80-100
1.18毫米	30-100	30-90	45-100	70-100
600微米	15-100	15-54	25-80	55-100
300微米	5-70	5-40	5-48	5-70
150微米	0-15	–	–	–

細骨料之級配上限-來自BS 882

5.4 測試結果概要及品質控制

錦興已向SRK提供砂骨料之測試結果。表5-3載有結果概要。

表5-3: 江海砂樣本之測試結果概要

測試項目	測試結果	一般範圍	可接受範圍
粉砂含量	1.10%	0.6-1.5%	<4.0%
體密度			
未壓實	每立方米1640公斤	每立方米1350-1550公斤	–
壓實	每立方米1750公斤	每立方米1500-1700公斤	–
水溶氯化物含量	0.01%	<0.001%	<0.05%
篩析	「M」區	「F」區	「F」區

由於氯化物結合濕氣及氧氣會加快鋼筋侵蝕之程度,故知悉砂骨料之氯化物量十分重要。於大多數環境下宜限制加固或預應力結構中新砂之氯化物量。暴露於氯化物環境之砂骨料之水溶氯離子含量上限為0.05%。江海砂骨料之水溶氯化物含量為0.01%,低於0.05%之上限。

砂骨料之粉砂含量為1.10%,低於<4.0%之可接受範圍。

體密度測試之結果符合DOE有關道路工程之規格規定。材料遵照適當之英國標準(尤其是涉及道路工程)(DOE*有關道路工程之規格-綠皮書*(DOE Specification for Road Works - Green Book))。

根據測試結果及標準,砂產品質優且適合用於各類房屋、工廠和一般工程建設,包括公路建設、房屋地基、工地發展、樓面裝修、混凝土、磚瓦及建築組件及磚頭等。

SRK建議，各類砂均應有系統地進行詳細測試，以進一步瞭解及界定砂之類別、標準、砂粒大小分佈、含泥量及含污量。此等資料均可能有助改善及增加砂產品在建築方面之用途。

5.5 資源估計

江海貿易有限公司採礦區之資源

於二零零七年一月，江海貿易有限公司委聘中國科學院南海海洋研究所海洋工程中心（「海洋工程中心」）鑽九個孔，以勘探建築用砂之資源及估計資源。估計資源時所用之公式為V=S×H，而V為砂資源（立方米），S為所估計砂體之砂塊面積，H為砂體之平均厚度。SRK已察看中國科學院南海海洋研究所海洋工程中心之證書。

於估計資源時已估計中粗砂之資源，惟未有包括細砂之資源。砂床厚度乃按算術平均法計算，而砂床分佈面積則按導線測量法計量。中國科學院南海海洋研究所海洋工程中心估計之砂資源總量為46,702,093立方米。計算過程如下：

SRK已再次核查資源數字，詳情如下：

- 砂體面積（按導線測量法計算）為：**S=1,966,864平方米**。
- 九個鑽洞現時之平均砂厚度為：**H=23.74米**。
- 砂之總資源量估計為**V=1,966,864平方米×23.74米=46,693,351立方米**。

海洋工程中心所用之參數乃基於中國標準，而海洋工程中心估計資源時所用之程序及方法乃符合中國標準。

SRK認為，鑽孔之間相距甚遠，而若要提高資源之地質準確度則須在進行更多填空鑽探。SRK知悉所勘探之地區僅屬由江海貿易有限公司持有之獲許可採礦區其中一部分。預期此區之砂資源總量或會多於勘探研究時所估計之資源量。

5.5.2 江海項目工地之建築用砂總資源量

表5-4顯示由江海控制之總資源量。

表5-4：由江海貿易有限公司控制之總資源量

控制公司	砂礦床名稱	資源量（立方米）
江海貿易有限公司	採礦區	**46,693,351**

中國具有本身一套礦產資源／儲量分類準則，有別於CIM或JORC守則。於一九九九年前，礦產資源／儲量會按A、B、C、D及E之字母系統分類，其後則按現時適用於分辨礦產資源／儲量之三位數系統。

中國政府刊發多項有關勘探各類礦物之規例，規定每種資源／儲量必須具有特定之地質確定性。界定各類地質確定性之勘探樣本之間距按類礦之複雜程度，以及厚度、級配等地質參數之變動而釐定。礦產資源／儲量估計數字之經濟參數由各機關界定及發出。

上述資源數據直接來自海洋工程中心完成之地質報告，該等報告乃經中國機關認可。所報之數字可能符合中國標準，惟並不構成CIM或JORC守則中界定之資源或儲量。儘管SRK並無核實每個基準點，惟從SRK地質學家於查驗及重新計算過程中，顯示海洋工程中心所用之方法及就333+334類資源所得之數字乃屬合理。

5.6 進一步勘探之潛力

迄今該項目之勘探量受到限制。由於地質控制受到限制，故於江海礦區之估計建築用砂資源量與JORC守則所界定之推斷資源量相若。SRK認為，若要更清楚界定資源量，更透切瞭解砂床之形成過程及分佈狀況以及砂之品質，則須進行更多勘探工作。

根據SRK提供之資料及砂床之沉積特性，SRK認為建築用砂之總資源量或會於進一步勘探後增加。

5.7 牌照／許可證及批文

於珠江口盆地合法採砂前必須取得以下三份許可證：

1) 河道採砂許可證

2) 海域使用權證書

3) 水上水下施工作業許可證

江海貿易有限公司持有關於在其龍穴水道（南沙港以東約2公里處）南面採砂區採砂之法律程序文件。該等文件包括國家海洋局批准之海域使用權證書（編號061100033，二零零六年七月）及由廣東省水利廳批發之河道採砂許可證（編號2005 037，於二零零五年十一月），該許可證允許之開採量為每年約2,000,000立方米。

該等牌照／許可證為期僅一年，故必須每年續期。SRK獲告知，公司已提交上述許可證之續期申請，而有關機關已接獲有關申請。公司獲准於此段期間內繼續進行採砂作業。SRK獲告知，審閱牌照及許可證不涉及任何費用。海域使用權證書之成本每年約為人民幣1,800,000元。江海持有現時有效之海域使用權證書直至二零零七年八月底止。下表載有其他資料：

牌照／證書類別	牌照號碼	發出日	續期日	年費（人民幣）
河道採砂許可證	2005 037	二零零五年十一月	二零零六年十一月	無
海域使用權證書	061100033	二零零六年七月	二零零七年七月	1,800,000元
水上水下施工作業許可證	穗海事工准字A07第056號	二零零七年六月一日	二零零七年七月十三日	無

6　採礦評估

6.1　採礦方法

採砂方法為使用噴射式採砂船，當中包括一個為有效挖掘各類砂而設之抽吸系統。抽吸管之模件裝配令其可更配合挖掘機之特定需要。抽吸管所設定之最大操作角度為45度，而挖掘深度上限會隨直管塊之長度而改變。圖6-1及6-2顯示江海貿易有限公司使用之噴射式採砂船，該採砂船現時進行保養以延長抽吸管。砂床於中粗大小（0.5-3.0毫米）之鈣殼下形成，可使用噴射式採砂船輕易抽吸及泵至水面，繼而以裝貨駁船裝載運輸。採砂作業所用之採砂法非常適合該區之狀況。圖6-3及6-4顯示船隻之管理及監察以及江海貿易有限公司工地之採砂作業。

目前之採砂量為每天7,000立方米。由於工地之砂源分佈穩定，故採砂量尚有提高之空間。在採砂船裝配可於多邊同時操作之側抽吸管亦可提高採砂量。一艘採砂船可連續操作25天。保養期一般約為6至10天，包括引擎、動力系統、抽吸管及裝卸系統。



圖6-1：噴射式採砂船（編號D138）

此採砂船之排水量為2,400噸，設計挖掘量為每天10,000立方米。



圖6-2：延長抽吸管之保養工作



圖6-3：江海於工地管理及監察船隻



圖6-4：江海貿易有限公司工地之挖砂作業

6.2 採砂期

根據河道採砂許可證所釐定，江海挖砂項目之開採量上限為每年2,000,000立方米。假設採收率為40%至50%（儘管因描述砂資源特性進行分析導致SRK並未獲提供足夠數據或資料以供作出全面結論），江海項目礦區之採砂期估計約為30年。產出增加或採收率下跌可能會縮短礦山壽命。江海貿易有限公司之經理告知SRK，假設每月共有23個工作天，則現時之採砂量為每天30,000立方米或每月700,000立方米。江海貿易有限公司於截至二零零七年五月止八個月開採之砂資源量為5,600,000立方米。根據資源之估計數字，於二零零七年五月三十一日，江海工地餘下之砂資源總量約為40,000,000立方米。

SRK獲告知開展商業開採所產生之唯一一項成本為每年審閱海域使用權許可證之成本（見第5.7節「牌照／許可證及批文」）。SRK於現階段並不知悉目前針對江海貿易有限公司而提出之任何第三方申索。

7　環境評估

引言

勘察目前挖砂作業之該項目工地由江海貿易有限公司擁有。該公司持有海域使用權證書編號061100033及河道採砂許可證粵砂許字[2005]第037號。

江海貿易有限公司可從挖砂工地抽取之砂量設有限制。該公司獲准每年抽取2,000,000立方米。

挖砂作業使用由三間不同公司就於該工地挖砂而登記之兩艘單動式採砂船。兩艘採砂船分別為由廣東耀陽實業有限公司註冊之耀陽浚01及由富昌建材貿易有限公司登記之粵東莞吹0138。除兩艘採砂船外，亦有一艘由江海貿易有限公司登記名為東莞躉0045之支援辦公船，乃用作日常管理／業務事宜。

本環境技術勘察旨在識別及／或核查現存及潛在之環境責任及風險，並評估任何相關之建議補救措施。

項目位置及概況

SRK為錦興勘察之該項目位於龍穴水道，即中國廣東省南沙港以東約2公里處。珠江三角洲為不正規半日弱潮河口，屬一包括逾200條水道之複雜河口。項目工地位於內伶仃灣，即香港西北面約30公里至50公里處。

該區屬亞熱帶海洋季風氣候，四季分明。雨量集中於春夏兩季，佔全年平均總雨量1,200毫米至2,000毫米約80%。潮汐平均高度為1.69米，最高3.64米。珠江口魚蝦繁殖地及瀕危白海豚棲息地，屬重要之生態環境保護區。

按總面積238公頃計算，項目挖砂工地之砂資源總儲量估計為46.7立方米。

該項目利用穩置於海床上之噴射試採砂船，從海底下中粗大小之砂層中抽吸砂。此舉可將對海床面之干擾減至最低，並可增加合用之砂量。所得之砂會進行篩選，大小適合之砂會利用運輸帶送往由客戶公司擁有之駁船。經篩選後不符大小之砂粒會從船上連同排水一併排回海中。採砂船使用GPS坐標系統標示獲准採砂工地之位置。所得之砂用於香港、澳門及大珠江三角洲地區之建築項目。

採砂船一般每次於海中操作25至26天，每2至3天由中國石化之供油船補充柴油（柴油引擎用）及機油（生產採砂用）。船亦會每2至4天供應食水。

環境勘察目標

本環境技術勘察旨在識別及／或核查現存及潛在之環境責任及風險，評估任何該項目相關之管理、監察及補救措施。

環境勘察範圍及標準

該項目有否遵照環境規例乃透過根據下列規例審閱作業之環境表現而釐定：

- 廣東及中國國家環境監管規定。
- 世界銀行／國際金融公司(IFC)之環境標準及指引。
- 國際公認之環境管理慣例。

環境調查結果概要

境技術勘察指出該項目現時為一個在環境方面管理完善之項目，有關方面已正確遵守相關規例之環境規定。主要之潛在環境問題關於下列各項：

- 全新及已用之柴油及機油補給、儲存、處理及處置。
- 廢氣排放(柴油引擎及採砂船機器發動機)。
- 船上廢物管理及處置。
- 污水處置(直接於海中排放)
- 油質廢水分離、儲存及處置。
- 缺乏處理溢油之程序及設備。
- 對海洋及水底生物以及群落之直接影響。
- 懸浮固體增加(渾濁)
- 海床及沙洲等深線改變

方法

於珠江口盆地採砂項目之本環境勘察中所用之方法包括審閱文件、實地訪查及與公司之技術代表會面。實地訪查乃於二零零七年四月十九日進行。

可供查閱之資料

現有之項目技術勘察、許可證及牌照資料由項目擁有公司提供。所提供之所有文件正本為中文版之電子副本。有關文件由北京之合資格翻譯社進行技術翻譯。

已審閱之其他支持背景資料包括中國國家以及廣東省之環境、海洋及開採相關之法例背景資料文件。此等資源來自相關之中國國家及廣東省政府機關及行業協會之網站。

已審閱之所有文件詳情如下。此等文件為電子版本及／或印刷版本。所有文件均由中文正本翻譯成英文。

1. 東莞江海貿易有限公司之營業執照註冊編號4419002002214，一九九九年五月六日至二零零九年五月二十四日。

2. 東莞江海貿易有限公司之河道採砂許可證註冊編號粵砂許字[2005]第037號，二零零五年十一月二十日至二零零六年十一月十九日。

3. 東莞江海貿易有限公司之海域使用權許可證第061100033號，二零零六年七月二十六日至二零零七年七月二十五日。

4. 東莞江海貿易有限公司之南沙深水港附近砂源探測報告，二零零七年一月三十日。

5. 龍穴水道海洋採沙活動的環境評估程序及環境保護監測，二零零七年五月。

6. 廣州市海珠區中興廢油清洗加工廠之營業執照，二零零四年八月一日至二零零八年八月一日。

7. 廣州市海珠區中興廢油清洗加工廠之廢棄物排放登記證註冊編號440105999004，二零零四年八月一日。

8. 耀陽浚01採砂船註冊證書編號00429964，二零零七年二月九日至二零零七年十二月五日。

9. 粵東莞吹0138採砂船註冊證書編號00472515，二零零七年二月五日至二零零八年二月十二日。

- 並無就江海項目工地提供／引用年度監察報告作為本技術勘察之一部分。

- 並無就江海項目工地或採砂作業提供／引用環境監察報告作為本技術勘察之一部分。

環境事宜概要及管理

現時於珠江口盆地之採砂作業之重大潛在環境影響為：

- 全新及已用之柴油及機油補給、儲存、處理及處置。
- 大氣排放
  - 廢氣排放（柴油引擎及採砂船機器發動機）。
  - 溫室氣體排放（缺乏建議之溫室氣體清查）。
- 廢物產生及管理（船上廢物）。
- 污水處置（直接於海中排放）。
- 廢油儲存及處置。
- 油質廢水分離、儲存及處置。
- 缺乏處理溢油之程序及設備。
- 對海洋及水底生物以及群落之直接影響。
- 懸浮固體增加（渾濁）
- 海床及沙洲等深線改變

下節概述上述重大環境層面之環境法例背景資料、遵例規定及相關之環境管理策略。

法例背景資料

中國之礦產資源法(1996)為監管及管理國內採礦項目提供主要法例框架。中國之海洋環境保護法(1983)為監管及管理中國水域內之項目提供主要法例框架。以下乃其他為礦產資源法(1996)及海洋環境保護法(1983)提供環境法例支持之中國國家及廣東省法例:

- 礦產資源法實施細則(1994)
- 海洋環境保護法(1983)
- 水污染防治法(1996)
- 大氣污染防治法(2000)
- 噪聲污染防治法(1996)
- 環境影響評價法(2002)
- 環境影響評估法(2002)
- 水法(1988)
- 礦山安全法(1993)
- 固體廢物污染環境防治法(1995)
- 水土保持法(1991)
- 環境保護法(1989)
- 漁業法(1986)

該項目之設計涉及之相關中國環保法例包括以下國家設計規例及排放標準:

- 海水水質標準－GB3097-1997
- 污水海洋處置工程污染控制標準－GB18486-2001
- 船舶污染物排放標準－GB3552-1983
- 船舶及海上設施檢驗條例(1993)
- 船舶登記條例(1994)
- 廣東省環境保護條例(2005)
- 廣東省河道採砂管理條例(2005)
- 防止船舶污染海域管理條例(1983)
- 海洋傾廢管理條例(1985)
- 危險化學品安全管理條例(1987)

作為本技術勘察之一部分，項目工地及作業亦會根據國際標準予以查驗及審閱。以下為國際海事組織(IMO)之規例：

- 國際防止船舶造成污染公約(International Convention on the Prevention of Pollution from Ships) (1978)
- 國際油污防備、反應及合作公約(International Convention on Oil Pollution Preparedness, Response and Co-operation) (1990)
- 防止傾倒廢物和其他物料污染海洋公約(Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter) (1972)
- 防止船舶造成空氣污染規則(一九九七年附件四之議定書) (Regulations for the Prevention of Air Pollution from Ships (Protocol of 1997 Annex VI))
- 防止船舶造成污染規則(二零零四年附件四) (Regulations for the Prevention of Pollution by Sewage from Ships (2004 Annex IV))

環境影響評估及批文

監察海砂開採區乃一項法例規定，旨在加強海域使用及管理。根據相關規例，工地必須進行監察，以評估採砂活動對附近地區造成之地質及生態／環境變動狀況，並防止損害海洋資源、生態環境、海床地形、海洋設施及海灘。每年之監察結果必須與前一年之結果比對。於生產過程中亦須嚴格遵守相關之國家條文，且須定期檢查採砂船(由中國船舶檢驗局檢查)，確保生產設備之操作狀況良好。

任何有意從事開採海砂作業之企業均須向國家海洋局提交「海域使用權證書」之申請。該證書須每年續期及審查，期間須向有關政府機關遞交採砂船之「內陸水域船舶檢驗證書」及「工作地區年度動態監測報告」(包括初步生產前研究報告後之環境監察)以供審查及批准。國家海洋局成功審查後方會批准海域使用權證書續期及繼續進行採砂作業。此舉確保能保護項目工地及附近地區之環境。

根據擁有人表示，該項目工地現正申領河道採砂許可證，而擁有人相信所有必要程序經已完成以接收續期後之許可證。SRK獲提供該份文件之副本。

採砂作業必須就再次申請採砂權而編製及提交一份有關採砂場之年度監察報告(包括初步生產前報告後之工地環境評估)。於首個作業年度後，年度監察報告必須載有項目工地及附近海洋棲身地之環境評估，以評估對環造成之影響。SRK並無獲提供年度監察報告(包括環境評估)以勘察該項目工地。

江海貿易有限公司表明，由於有規定必須領有牌照及許可證，故該等牌照及許可證可作為遵守環境及營運條例之憑證。儘管須呈交實際之環境評估及批文以供查閱；惟SRK未獲提供有關文件。SRK認為就遵守環境規例而言，此乃對於合法及遵例之作業之一項主要風險／責任。

至於採砂船遵守環境及作業規例方面，SRK注意到設有保護環境之程序及規例，並於勘察報告中表示該等程序及規例已妥為察悉及遵守。SRK認為，採砂作業宜實施不能預見之溢油事故下之封鎖及清理程序。

對地區造成之干擾及重整

江海利用噴射式採砂船及實行抽採法，將對海床之實際干擾減至最低。採砂船之抽吸管會置入海床至理想之砂層深度，減少對海床之影響及避免改變海床之地形。工地（海床）會因流向江海工地之沉積物沉澱而重整，此乃自然而持續之過程。若要證實對附近環境造成之實際影響，則須完成年度監察報告（包括環境評估）。

SRK並未察覺到其他工地／地區受到干擾，而採砂作業已實行完善措施保護附近地區免受採砂船正常操作而可能帶來之環境影響。

危險品

由中國石化擁有之特別海洋補給船會將船舶柴油引擎所用之柴油運往採砂工地。柴油會沿軟管泵進採砂船之油箱，而江海貿易有限公司已制定安全標準及監察安全設備。此舉可避免於運送及補給柴油時出現漏油情況。

採砂船產砂所用之機油由特定人員負責採購，每桶為205升，符合中國國家標準之規定。以桶盛載之機油會直接運往採砂船上，並存放於甲板下。

採砂船上亦設有工業用滅火器，以於火警時易於迅速取用。

生產用之試劑僅限於除油劑，而除油劑會利用罐儲存，並於3天內由注油船運走。

空氣污染問題

7.13.1 產生塵埃

運送及積聚砂時會產生塵埃。由於所採之砂為濕砂，故於此作業階段不大可能產生塵埃。產品其後會直接售予客戶，而客戶會將砂送往運輸駁船。

7.13.2 氣體排放

船舶柴油引擎發動及採砂船引擎運作時會產生氣體。SRK未有察覺亦無獲告知設有任何減少排放之設備或技術。現時並無監察氣體排放量或氣體成份。

7.13.3 溫室氣體排放

現時中國並無國家法例規定該項目估計溫室氣體排放量或實施任何措施減少排放溫室氣體。然而，此乃IFC環境規定之一部分，故被視國際公認之環境管理慣例。

廢物處理

7.14.1 廢油及油質廢水

於正常作業時會委任一名全職員工負責收集及儲存廢油，並將廢油轉往收集船供循環再用。油水分離器及引擎中之廢油會儲存於特設廢油桶，廢油桶會定期封好。儲滿若干桶廢油後會聯絡當地認可之職業廢油回收公司廣州市海珠區中興廢油清洗加工廠收集廢油。

上述程序依循有關廢油之IFC規定及國際認可環境管理慣例，該等規定及慣例鼓勵公司發掘更多完善地處置、回收或再用之環保商業方法。

7.14.2 固體廢物

採砂船上之垃圾會用垃圾箱收集，其後運往垃圾場，以於註冊垃圾堆填設施處理／處置。此程序乃根據中國船舶檢驗局相關條文進行。

7.14.3 污水

目前，污水在未經處理下直接排入海中。根據採砂船擁有人表示，此舉乃符合規例，且無須取得審批許可證。然而，此過程並不符合國際海事組織（IMO）之規定，於有關規定下，未經處理之污水不得於離岸12海里內之水域排放。

受污染工地評估

並無記錄顯示曾經採取關於項目之受污染地區之評估或緊急清理措施。漏油及溢油對魚蝦繁殖／產卵地、其他海洋棲息地及鄰近海岸線構成最大危險。由於據報採砂作業已遵守有關柴油補給與儲存及廢物收集之安全措施，故有關威脅已大大減低。

環境風險評估

內在之環境風險來自可能導致潛在不利事件／環境影響之項目活動。此等項目活動已於本報告較前章節描述，現概述如下：

- 柴油、機油及廢油補給、儲存及處理。
- 大氣排放
  - 廢氣排放（柴油引擎及採砂船機器發動機）。
  - 溫室氣體排放（缺乏建議之溫室氣體清查）。
- 廢物產生及管理（船上廢物）。
- 污水處置（直接於海中排放）。
- 油質廢水分離、儲存及處置。
- 缺乏處理溢油之程序及清理設備。
- 對海洋及水底生物以及群落之直接影響。
- 懸浮固體（渾濁）
- 海床及沙洲等深線改變

所勘察之採砂作業設有採砂船燃料補給及機油、廢油與垃圾處理之遵例程序及設備。採砂船上亦設有及使用作業用油水分離設備。儘管氣體排放及污水處置方面已遵守適當之中國規例，惟並不符合國際認可之環境管理慣例。

儘管項目之採砂工地已進行地形及地質方面之評估，惟未有就該工地及附近海洋棲息地研究對環境可能造成之影響。現時未有制定任何計劃減少對此等地區造成影響之風險。

工地重整及關閉計劃

指示性之工地關閉成本可成為工地關閉計劃之一部分（即會就此釐定工地之關閉條件及相關之關閉責任）。可假設工地基建（採砂船）之停用成本可藉出售或重調資產而抵銷。

於年度監察計劃中訂明，該項目工地（即採砂處）於採砂後之地形必須符合採砂前之地形狀況。倘未能遵守此項規定，則該年不會獲發新採砂牌照，而該工地將須關閉，以待透過自然沉積過程重整該區。

結論

與該項目有關之最重大潛在環境風險及責任如下：

- 柴油及機油補給、儲存及處理。
- 大氣排放
  - 廢氣排放（柴油引擎及採砂船機器發動機）。
  - 溫室氣體排放（缺乏建議之溫室氣體清查）。
- 廢物產生及管理（船上廢物）。
- 污水處置（直接於海中排放）。
- 廢油儲存及處置。
- 油質廢水分離、儲存及處置。
- 缺乏處理溢油之程序及設備。
- 對海洋及水底生物以及群落之直接影響。
- 懸浮固體（渾濁）
- 海床及沙洲等深線改變

於上述者中，開發溢油／漏油之緊急處理程序及缺乏對附近棲息地及受保護區之潛在影響之研究被視為是目前最重大之潛在環境責任。未有已記錄之年度監察報告（包括環境評估）為最重大之經營責任。

SRK認為，上述各項潛在環境責任可透過實施適當之作業程序而有效地管理及減少。SRK尤其建議就溢油實施全面之環境緊急處理程序及監察項目地區附近之棲息地。

8 社會評估

社會及社區之互動

除少數居於船上之漁民外，該項目工地附近並無大型社區。作業亦僱用當地人士，以進一步惠及該區。

該項目所在之地區附近主要用作捕魚、其他挖掘作業、航海及港口活動。

是次勘察中並無舉出有公眾人士投訴該項目之活動之紀錄。

文化遺產

SRK並無就是次勘察審閱有關位於該項目地區內或附近之文化遺址之記錄。

9 項目結論及推薦建議

SRK認為，已勘察之該項目在技術上及經濟上均為一項完善之作業。採砂工地位於發展情況理想之地區，該區經濟蓬勃為建築用砂創造殷切之需求。從SRK所見，已勘察之作業乃專業地進行／管理，並已應用及遵守正確之作業環境污染控制／預防程序。

該項目已根據**BS 882: 1992**（現由BS EN 12620: 2002取代）分類為「M」區中含細骨料之河砂。根據測試結果及標準，砂產品質優且適合用於各類房屋、工廠和一般工程建設，包括公路建設、房屋地基、工地發展、樓面裝修、混凝土、磚瓦及建築組件及磚頭等。

SRK建議：

- 細骨料之級配應按照BS 882之最新版本（不包括F類之級配）。
- 每批運往工地之骨料應與早前運抵及其他級配之骨料分開存放，並於使用前妥善儲存，以供檢查及測試。
- 細骨料須為未曾使用之鋒利天然砂，並僅屬BS 882 C區及M區。
- 骨料須以機器洗去鹽份及其他雜質，以符合列明之規定。

SRK建議進行更深入之勘探研究，以更準確地界定現時於該項目工地內資源／儲量。SRK認為更深入之研究大有可能提高數據之確定程度及可供抽採之總儲量。

此外，SRK建議更新所有工地之牌照及許可證，並依規定編製年度監察報告（包括環境影響評估），以全面遵守中國、廣東省及國際之監管規定。

10 參考資料

中國科學院南海海洋研究所海洋工程中心，二零零七年。*廣東省珠海龍穴水道南側礦源勘探地質報告（中文）*。

砂骨料之最高品質規定及標準包括：

- NSAI*質量管理體系*I.S. EN ISO 9002
- DOE*有關道路工程之規格－綠皮書*(DOE Specification for Road Works - Green Book)
- BS 63*作一般用途之單彩骨料之規格（第一部分）：一九八七年*(BS 63 Specification for single sized Aggregates for general purposes Part 1: 1987)
- BS 882:1992 *天然骨料之規格*(BS 882:1992 Specification for aggregates from natural sources)
- BS 1198, 1199, 120 :1976*天然建築用砂之規格*(BS 1198, 1199, 120 :1976 Specification for Building Sand from natural sources)

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（根據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) *於股份之權益*

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳國強博士（「陳博士」）（附註）	好倉	實益擁有人	個人權益	16,284,667	0.49%
Yap, Allan 博士	好倉	實益擁有人	個人權益	33,505,320	1.00%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

(b) *於本公司股本衍生工具（定義見證券及期貨條例）之權益*

可兌換債券（「錦興債券」）

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	實益擁有人	個人權益	3,508,407	0.11%

附註：陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按兌換價每股股份0.81港元（可予調整）獲悉數兌換後，合共3,508,407股股份將發行予陳博士。

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a) 於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
德祥企業集團有限公司（「德祥」）（附註）	好倉	受控公司之權益	1,668,774,544	–	49.99%
	好倉	受控公司之權益	–	125,607,592	3.76%
ITC Investment Holdings Limited（「ITC Investment」）（附註）	好倉	受控公司之權益	1,668,774,544	–	49.99%
	好倉	受控公司之權益	–	125,607,592	3.76%
Mankar Assets Limited（「Mankar」）（附註）	好倉	受控公司之權益	1,668,774,544	–	49.99%
	好倉	受控公司之權益	–	7,130,703	0.21%
其威投資有限公司（「其威」）（附註）	好倉	實益擁有人	1,668,774,544	–	49.99%
	好倉	實益擁有人	–	7,130,703	0.21%

附註： Hollyfield Group Limited（「Hollyfield」）（為ITC Investment之全資附屬公司）擁有（就非上市股本衍生工具而言）118,476,889股本公司相關股份（「相關股份」）。其威為Mankar之全資附屬公司。Mankar 為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Mankar、ITC Investment及德祥被視為於其威持有之1,668,774,544股股份及7,130,703股相關股份中擁有權益。ITC Investment及德祥被視為於Hollyfield 持有之118,476,889股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及5,775,870港元之錦興債券。於錦興債券按兌換價每股股份0.81港元（可予調整）獲悉數兌換後，合共118,476,889股股份及7,130,703股股份將分別發行予Hollyfield及其威。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Hanny Investment Group Limited	Global Media Limited	35%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外，董事並不知悉有任何一方（非董事）於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益或擁有有關該等股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

5. 專家及同意書

(a) 以下為於本通函內作出意見之專家之資格。

名稱	資格
SRK Consulting China Ltd.	獨立技術顧問

(b) 於最後實際可行日期，SRK Consulting China Ltd.並無直接或間接擁有本集團任何成員公司股份權益，亦無權(不論在法律上可執行與否)認購或提名他人認購本集團任何成員公司之證券。

(c) SRK Consulting China Ltd.就本通函之刊發發出書面同意書，同意按本通函所載之形式及涵義引述其名稱及／或其意見，且迄今並無撤回該同意書。

(d) SRK Consulting China Ltd.並無於本集團任何成員公司於本通函刊發日期前兩個年度內買賣或租用；或擬買賣或擬租用的任何資產中，擁有任何直接或間接權益。

6. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
黃景霖先生	鈞濠集團有限公司	於中國(不包括香港及澳門)從事物業發展及買賣	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

7. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏慤道12號美國銀行中心31樓。

(iv) 本公司之香港股份過戶登記分處為卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

END